Annual Report Fiscal Year Ended March 31, 2021

I founded Lightspeed on the belief that we need thriving independent businesses to bring life and character into our cities and neighbourhoods. The mission of our company is to provide entrepreneurs with the technology they need to operate and scale their businesses. We believe that this mission helps make the world a better place by enabling a greater variety of products and services and by leveling the economic playing field by democratizing the technology of commerce. We are motivated by our mission to help entrepreneurs not only because our success is inextricably linked to theirs, but because serving and supporting the small and medium- sized businesses that are the backbone of our global economy is the key to healthy, prosperous societies. Our aim to arm entrepreneurs with the tools they need to be successful has never felt more relevant. This past year proved to be more challenging than most as our customers faced a truly existential threat. The brutal global pandemic that threatened the health and security of the entire planet proved particularly harsh on small and medium-sized businesses that were forced to close their doors the world over. The pandemic brought the world to a halt. But it could not stop the indomitable spirit of entrepreneurialism. Our customers scrambled to face the challenges of their new reality. As their physical and in-store channels were shut down, they adapted quickly and embraced omnichannel strategies. And we in turn rushed to their side. We gave away offerings such as eCommerce, Loyalty and Delivery, gifted close to a thousand dollars in local currency to each of our employees so they could support local businesses, and our innovation engine went into overdrive. In a matter of months we released new features such as curb-side pickup, personal shopping, Lightspeed Capital, eCommerce for Restaurants, Order Ahead and Supplier Network. And the fear that had initially gripped all of us gave way to the hope that not only could our customers ride out this pandemic, but that they could emerge the better for it. What became evident to ourselves throughout all of this was that an omnichannel presence, once thought a “nice-to-have”, was now a necessity. That meant two things, the pace at which our customers would move to omnichannel was going to increase and we had to act fast. Our goal was always to emerge as the global one-stop omnichannel commerce platform for businesses everywhere. But the market was moving and we realized we had a small window of opportunity to advance our position. So we did. In Fiscal 2021 we listed on the NYSE, announced three landmark acquisitions, raised capital to help finance our ambitious plans and delivered some of our strongest results ever. I don’t think it is an understatement to say that this past year was the most transformative in the Company’s history. We now number approximately 119,000 customer locations in over 100 countries. Our global presence, which has always been strong, was enhanced by establishing ourselves as a leader in the key U.S. market. The breadth and depth of our software solutions have never been stronger. Our scale and brand recognition are growing. The launch of the Lightspeed Supplier Network has the potential to revolutionize how merchants interact with their suppliers. And the high expectation we had for our integrated Lightspeed Payments business is becoming reality. There is no shortage of challenges in front of us but they represent a great opportunity for Lightspeed — and we are now larger, stronger, and more confident than we have ever been. I want to thank our investors for believing in our mission as a Company and the people that show up every day to make that mission a reality. I am very proud of what we have accomplished in this past year but we are just getting started. Dax Dasilva, Founder and CEO, Lightspeed Letter from Dax Dasilva

Lightspeed Mission Bringing cities and communities to life by powering SMBs Lightspeed POS Inc. is a leading provider of software, solutions and support systems to the small and medium size retailers and restaurateurs that are at the heart of our communities. Our mission is to empower these businesses, helping them engage with consumers, manage operations, accept payments and generate growth.

Leading global cloud-based omni- channel commerce platform powering SMBs in the new digital economy Large total addressable market mainly served by legacy systems poorly equipped to support migration to cloud Strong and consistent growth with vast majority of revenue generated from recurring software subscriptions and transactions Growing and diverse customer base driving >$33B of commerce globally Lightspeed payments now driving significant growth for North American retail and hospitality customers Well capitalized with ~$807M in unrestricted cash Lightspeed At-a-glance

Recurring Subscription and Transaction-based Revenue ~91% Customer Locations ~119,000 Gross Transactional Volume (“GTV”) >$33B Revenue ~$222M Revenue Growth ~84% Per Customer ~$600,000 GTV All dollar figures are presented in U.S. dollars and as at March 31, 2021. Please refer to the section titled “Key Performance Indicators” of our management discussion and analysis for the three months ended March 31, 2021, and 2020 and the years ended March 31, 2021, and 2020 for the definitions of GTV and Customer Locations. Countries >100 Lightspeed Value and growth

Lightspeed

High-quality diverse global customer base leading to consistent growth

- Positive Net Dollar Retention Rate
- ~$600,000 GTV per customer
- No single customer >1% of revenue
- Internationally diversified with ~41% of locations outside of North America
- >$200 monthly ARPU per customer location with consistent growth
- Well diversified across a number of complex verticals in golf, hospitality and retail



GTV (in $B)
47% CAGR
$10.6
$14.5
$22.3
$33.7
Fiscal year 2018
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021



Revenue (in $M)
57% CAGR
$57.1
$77.5
$120.6
$221.7
Fiscal year 2018
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021

All dollar figures are presented in U.S. dollars and as at March 31, 2021. Please refer to the section titled "Key Performance Indicators" of our management discussion and analysis for the three months ended March 31, 2021, and 2020 and the years ended March 31, 2021, and 2020 for the definitions of Net Dollar Retention Rate, GTV, ARPU and Customer Locations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2021. This MD&A dated May 20, 2021, for the three months ended March 31, 2021 and 2020 and the years ended March 31, 2021 (“Fiscal 2021”) and 2020 (“Fiscal 2020”) should be read in conjunction with the Company’s audited annual consolidated financial statements and the notes related thereto for the years ended March 31, 2021 and 2020, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2021 and Fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2021, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expected acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the (1)

changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 20, 2021, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, such as “Lightspeed”, "Kounta", "Gastrofix", "ShopKeep", "Upserve" and "Vend", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Overview Lightspeed provides easy-to-use, omni-channel, commerce-enabling software-as-a-service platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We operate globally, empowering single- and multi-location retailers, restaurants, golf course operators and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time. Our solutions are specifically tailored to meet the needs of SMBs, essentially democratizing technology previously available only to large enterprises. We provide our customers with comprehensive commerce operating systems, comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through (2)

their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success. Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, order-ahead and curbside pickup, point of sale, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and tailored financial solutions. By delivering our solutions through the cloud, we enable merchants to reduce dependency on brick & mortar channel and interact with customers anywhere (in store, online and mobile), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction- related data insights. Lightspeed Payments, our payment processing solution, is available to our U.S. and Canadian retail customers, our U.S. hospitality customers and initial availability has commenced for our customers in the United Kingdom and certain European countries. As a result, the portion of our GTV1 processed by Lightspeed Payments (excluding the recent acquisitions of ShopKeep Inc. ("ShopKeep") and Upserve Inc. ("Upserve")), in the last month of the quarter was approaching 10%. We believe that the broader rollout of Lightspeed Payments to our European and Australian markets represents a significant growth opportunity for the Company. During Fiscal 2021, we completed the acquisitions of ShopKeep, a leading cloud commerce platform provider for both retail and hospitality, and Upserve, a leading restaurant management cloud software company, both based in the United States. These acquisitions expanded Lightspeed’s U.S. market presence, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omnichannel commerce solutions. Subsequent to our fiscal year end, in April 2021, we completed the acquisition of Vend, a cloud-based retail management software company, based in New Zealand, expanding our international presence. These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payments partners. To further complement our core cloud platforms, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000. As at March 31, 2021, $2.3 million of merchant cash advances were outstanding. We sell our solutions primarily through our direct sales force in North America, Europe, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments. On average, the customers we serve generate GTV of approximately $600,000 annually, which is reflective of the success of their businesses. Our customers generated monthly ARPU1 of more than $200 per location as at March 31, 2021, with subscription ARPU (excluding transaction-based revenue) increasing over 10% from the prior year. As of March 31, 2021, we had approximately 119,000 Customer Locations1 in over 100 countries, and a pro forma amount of over 140,000 Customer Locations to give effect to the acquisition of Vend as if it had occurred as at March 31, 2021. For Fiscal 2021, our cloud-based software-as- a-service platforms processed GTV of $33.7 billion, which represents growth of over 51% relative to GTV of $22.3 billion processed during Fiscal 2020. This growth was driven by an overall increase from our retail customers of 38% and further aided by our recent acquisitions. Within retail, eCommerce volumes grew 93%. This helped to offset a decline in GTV by our hospitality customers (excluding our recent acquisitions) which have been affected by ongoing lockdowns and restrictions aimed at controlling the spread of COVID-19 in many of the countries we serve. We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last year, we have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of Lightspeed Payments. In Fiscal 2021, subscription revenue and transaction-based revenue accounted for 54% and 37% of our total revenues, respectively, compared to 65% and 23%, respectively, in Fiscal 2020. (3) 1 Refer to the section entitled "Key Performance Indicators"

In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. In Fiscal 2021, this revenue accounted for 9% of our total revenues (11% in Fiscal 2020). We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $221.7 million in Fiscal 2021 from $120.6 million in Fiscal 2020, representing year-over-year growth of 84%. No customer represented more than 1% of our revenue in Fiscal 2021 or Fiscal 2020 or the three months ended March 31, 2021 and 2020. We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our customer location footprint, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the rate of growth of our acquisitions and the progress made on their integration; these evidence that the acquisition component of our strategy has been effective. During Fiscal 2021, we announced the initial availability of our Supplier Network, aimed at providing a more integrated experience for how our retail customers interact with their supply chain. We believe this new initiative will provide significant efficiencies for our retail customers, and will attract more suppliers over time. We believe this in turn will further entrench Lightspeed with our customers, provide an incentive for attracting new customers to Lightspeed, and create new revenue opportunities as this initiative scales. We continue to see our customers buying more than one software module from us with over 50% of our customers (excluding those obtained from acquisitions) paying for more than one Lightspeed product as at March 31, 2021. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date, and if we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. In Fiscal 2021 and Fiscal 2020, we incurred an operating loss of $129.7 million and $58.4 million, respectively, and our operating cash outflow was $93.1 million and $28.6 million, respectively with the increase being largely due to the settlement of assumed transaction costs of the targets that were outside the regular course of business from our recent acquisitions. Lightspeed retained amounts in respect of these costs on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. COVID-19 There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and restaurant industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. For the period ended March 31, 2021, and after giving effect to the acquisitions of ShopKeep and Upserve and their respective affiliates (which acquisitions accounted for more than 27,000 Customer Locations combined at the time of acquisition), we grew our customer base to approximately 119,000 Customer Locations from approximately 76,500 at the end of March 2020. On April 16, 2021, we announced that we completed the acquisition of Vend. We believe this growth, despite a challenging macro-economic environment, and higher overall customer churn rates owing primarily to increased business failures in our customer base, is an early indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity. Seizing the Lightspeed Payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2021 was $33.7 billion up 51% from the $22.3 billion we processed in the prior fiscal year. Many verticals in our customer base such as Golf, Bike, Sporting Goods, Home and Garden saw increased demand owing to COVID-19 and found success using our omni- channel platform to grow their GTV. As more consumers moved online, our eCommerce GTV grew by approximately 100% in (4)

the three months ended March 31, 2021. Other verticals, particularly those in hospitality, saw declines in GTV in the year as government lockdowns and restrictions affected their business negatively. We expect GTV variability to continue until measures around the world to manage the impact of COVID-19 are eased, however we believe our diversity in customer verticals and geographies we serve will continue to be strong assets of the business. Despite the impact of COVID-19, we achieved positive net dollar retention rates in Fiscal 2021 as a result of expanded ARPU and customer focused initiatives. Overall, the temporary measures we implemented at the onset of the COVID-19 Pandemic to help our customers navigate the uncertainty they were facing, including making our eCommerce platform available for free and making Lightspeed Payments available at no-margin pricing to help our customers save money and streamline, helped contribute to a significant increase in the volumes processed by our payments processing products throughout the fiscal year ended March 31, 2021. Our revenue generated through Lightspeed Payments grew 371% in Fiscal 2021 compared to Fiscal 2020, with overall transaction-based revenue growing from $28.1 to $83.0 million. The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Our employees continue to work from home in almost all of our offices, and have adapted to doing so with the systems we have in place to allow them to continue to contribute in a safe and physically distant environment. For the three months and fiscal year ended March 31, 2021, Lightspeed saw revenue top $82.4 and $221.7 million, representing increases of 127% and 84%, respectively, compared to the same periods a year ago. Strong demand for our solutions, scale and diversity across industries as well as regions, helped mitigate the impact of the COVID-19 Pandemic on us during the Fiscal 2021. We are continuing to monitor the impact of COVID-19 on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Our customers generated monthly ARPU of more than $200 per location as at March 31, 2021. Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms. As of March 31, 2021 and March 31, 2020, approximately 119,000 and approximately 76,500 Customer Locations, respectively, were utilizing our platforms. As of March 31, 2021, a pro forma amount of over 140,000 Customer Locations (giving effect to the acquisition of Vend as if it had occurred as at March 31, 2021) were utilizing our platforms. Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platforms in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platforms. GTV does not represent revenue earned by us. For Fiscal 2021 and Fiscal 2020, GTV was $33.7 billion and $22.3 billion, respectively. While the COVID-19 Pandemic negatively affected GTV from in-person hospitality throughout the year owing to lockdown measures in many of the markets we serve, overall GTV growth was driven by strong (5)

eCommerce, including digital channels in hospitality, strong performance in certain retail verticals, and the addition of our acquisitions. While GTV declined in March and April 2020 at the outset of the COVID-19 Pandemic, it showed growth overall owing to strong numbers from June 2020 to March 2021 as customers found success using our products.

Net Dollar Retention Rate. We believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our "**Net Dollar Retention Rate**", which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Despite the impact of the COVID-19 Pandemic, for Fiscal 2021, we had Net Dollar Retention Rates in excess of 100% as calculated using an average of the monthly Net Dollar Retention Rates for those periods.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

The information presented within this MD&A includes certain financial measures such as "Adjusted EBITDA", "Adjusted Net Loss", "Adjusted Net Loss per Share", and "Adjusted Cash Flows Used in Operating Activities." These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs and restructuring. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		**Fiscal year ended March 31,**	
(In thousands of US dollars)	**2021**	**2020**	**2021**	**2020**
	$	**$**	**$**	**$**
Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes(1)	11,144	2,676	44,755	9,930
Depreciation and amortization(2)	15,450	5,631	36,483	13,467
Foreign exchange loss (gain)(3)	550	(300)	2,098	(395)
Net interest (income) expense(2)	(147)	226	353	(1,766)
Acquisition-related compensation(4)	2,144	5,138	11,807	11,087
Transaction-related costs(5)	2,459	1,159	11,615	2,658
Restructuring(6)	1,760	—	1,760	—
Income tax expense (recovery)	(936)	(2,111)	(5,792)	(3,110)
Adjusted EBITDA	(9,621)	(6,178)	(21,199)	(21,660)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).

(2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2021, net loss includes depreciation of $1,221 related to right-of-use assets, interest expense of $303 on lease liabilities, and excludes an amount of $1,588 relating to rent expense while net loss for the fiscal year ended March 31, 2021 includes $3,876, $1,048, and excludes $4,436 respectively ($821, $247, and $954 respectively for the three months ended March 31, 2020 and $2,492, $852, and $2,894 respectively for the fiscal year ended March 31, 2020).

(6)

(3) These non-cash losses (gains) relate to foreign exchange translation.

(4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.

(5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

(6) In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

Adjusted Net Loss

Adjusted Net Loss is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring. The following table reconciles net loss to Adjusted Net Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2021**	**2020**	**2021**	**2020**
	$	**$**	**$**	**$**
Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes[1]	11,144	2,676	44,755	9,930
Amortization of intangible assets	13,359	4,260	30,128	9,226
Acquisition-related compensation[2]	2,144	5,138	11,807	11,087
Transaction-related costs[3]	2,459	1,159	11,615	2,658
Restructuring[4]	1,760	—	1,760	—
Adjusted Net Loss	(11,179)	(5,364)	(24,213)	(20,630)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).

(2) These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

(4) In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

(7)

Adjusted Net Loss per Share - Basic and Diluted

Adjusted Net Loss per share is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring, divided by the weighted average number of common shares (basic and diluted) for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
	2021	2020	2021	2020
	$	$	$	$
Net loss per Common Share - basic and diluted	(0.34)	(0.21)	(1.18)	(0.62)
Stock-based compensation and related payroll taxes(1)	0.09	0.03	0.43	0.12
Amortization of intangible assets	0.11	0.05	0.29	0.11
Acquisition-related compensation(2)	0.02	0.06	0.11	0.13
Transaction-related costs(3)	0.02	0.01	0.11	0.03
Restructuring(4)	0.01	0.00	0.02	0.00
Adjusted Net Loss per share - basic and diluted	(0.09)	(0.06)	(0.23)	(0.24)
Weighted average number of Common Shares (basic and diluted)	123,865,361	89,085,336	105,221,907	85,890,314

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).

(2) These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

(4) In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.

Adjusted Cash Flows Used in Operating Activities

Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs and the payment of restructuring costs. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$
Cash flows used in operating activities	(24,131)	(8,885)	(93,064)	(28,550)
Payroll taxes related to stock-based compensation(1)	1,905	445	3,721	1,405
Acquisition-related compensation (2)	803	1,504	8,066	1,662
Payment of assumed transaction costs from recent acquisitions(3)	90	—	31,456	—
Transaction-related costs(4)	8,862	2,408	11,778	4,741
Restructuring(5)	726	—	726	—
Adjusted Cash Flows Used in Operating Activities	(11,745)	(4,528)	(37,317)	(20,742)

Our Adjusted Cash Flows used in Operating Activities for Fiscal 2021 of $37.3 million includes a payment for D&O insurance of $9.4 million which is a new annual expense in Fiscal 2021.

(1) These amounts represent the cash outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.

(2) These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.

(8)

(3) These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep and Upserve and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction. (4) These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. (5) In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter. Summary of Factors Affecting our Performance We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Market Adoption of our Platforms We intend to continue to drive adoption of our commerce-enabling platforms by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platforms, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platforms to expand our customer location footprint and drive market adoption and our operating cash flows may fluctuate as we make these investments. Customer Adoption of Lightspeed Payments Our payment processing solution, Lightspeed Payments, is available to our U.S. and Canadian retail customers and to our U.S. hospitality customers, and initial availability has commenced for our customers in the United Kingdom and certain European countries. We believe that Lightspeed Payments will continue to be an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platforms. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying one of our platforms for a specific use case. Once they realize the benefits and wide functionality of our platforms, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platforms and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. (9)

Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. International Sales We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni- channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth. In April 2021, we completed the acquisition of Vend, expanding our presence in the Asia-Pacific region. Seasonality We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of Lightspeed Payments, and we expect seasonality of our quarterly results to continue to increase. While our subscription revenues and upsells to existing customers and rapid growth have largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platforms. Foreign Currency Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, Pounds sterling, New Zealand dollars and Swiss Francs. As a result, our results of operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. Selective Pursuit of Acquisitions We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire. Our approximately 119,000 Customer Locations as at March 31, 2021 are located 59% in North America and 41% across the rest of the world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 55% and 45% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed. COVID-19 Pandemic Although the Company has shown a 84% increase in revenue for Fiscal 2021 compared to Fiscal 2020 in spite of the challenging macro-economic environment, and partially aided by our recent acquisitions of ShopKeep and Upserve, the future impact of the COVID-19 Pandemic on our business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non- essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by (10)

SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives. Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were initially implemented in March 2020, and in many of the geographies we serve have remained or were reinstated after temporarily being lifted as a result of resurgences of the virus, and thus have impacted our results for Fiscal 2021. We are uncertain of the impact of these measures in subsequent periods as, even though many jurisdictions were able to ease measures after an initial period, many have strengthened or re-strengthened measures, including forced business closures, with continuing resurgences of COVID-19 cases in many of the geographies we serve around the world. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers and their consumers. The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In Fiscal 2021, we engaged in several customer-focused initiatives, such as subscription discounts, delayed start dates, and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist. COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth may result in consumers not having the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for the Company's merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at March 31, 2021. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us. The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration and severity of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations. We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us. (11)

Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscription licenses to our retail and hospitality software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace. Pursuant to the terms of our agreements with these partners, these revenues can be recurring or non-recurring. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have several sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, our revenue sharing agreements with our integrated payment partners, as well as Upserve and Shopkeep's revenues from payment processing, some of which we have been able to scale through our leveraged relationships with payment processing to drive better economics and that has enabled us to recognize increased revenue for a subset of customers. Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Lightspeed Payments is available across North America to our retail customer base and the U.S. for our hospitality customer base, and initial availability has commenced for our customers in the United Kingdom and certain European countries. Offering a fully integrated payment functionality is highly complementary to the platforms we offer our customers today and will allow us to monetize a greater portion of the $33.7 billion in GTV processed over the 12 months preceding March 31, 2021. Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes employee expenses for the support team and costs associated with hosting infrastructure for our services. Significant expenses include costs of our support including total salaries and benefits, stock-based compensation and related payroll taxes, data center capacity costs and other third party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers. (12)

Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using Lightspeed Payments as well as direct costs of the subset of Upserve customers for whom we have been able to leverage our relationships with payment processors to obtain additional control over the customer relationship which has enabled the Company to obtain wholesale revenue treatment. These direct costs include interchange and assessment fees, as well as third-party processing fees. Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers. Operating Expenses General and Administrative General and administrative expenses consist of employee expenses, including stock-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, information technology, information systems and security, corporate data as well as payment operations. These costs also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will continue to increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company dual-listed in both Canada and the United States and costs incurred through M&A activity, including increased accounting and legal expenses. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $10 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. Research and Development Research and development expenses consist primarily of employee expenses, including stock-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platforms. These expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. The company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon certain performance criteria which can include ongoing employment obligations of certain key employees of the acquired businesses. This portion of the cost is amortized over the related service period for those key employees. (13)

Results of Operations The following table outlines our consolidated statements of loss for the three months and fiscal year ended March 31, 2021 and 2020: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share data) 2021 2020 2021 2020 $ $ $ $ Revenues Subscription and transaction-based 75,268 31,784 202,274 106,871 Hardware and other 7,127 4,487 19,454 13,766 82,395 36,271 221,728 120,637 Direct cost of revenues Subscription and transaction-based 30,663 8,941 75,521 28,451 Hardware and other 7,775 3,627 18,906 11,217 38,438 12,568 94,427 39,668 Gross profit 43,957 23,703 127,301 80,969 Operating expenses General and administrative 17,241 6,596 53,035 21,345 Research and development 16,859 10,310 54,787 32,750 Sales and marketing 33,081 16,810 97,048 61,122 Depreciation of property and equipment 870 550 2,479 1,749 Depreciation of right-of-use assets 1,221 821 3,876 2,492 Foreign exchange loss (gain) 550 (300) 2,098 (395) Acquisition-related compensation 2,144 5,138 11,807 11,087 Amortization of intangible assets 13,359 4,260 30,128 9,226 Restructuring 1,760 — 1,760 — Total operating expenses 87,085 44,185 257,018 139,376 Operating loss (43,128) (20,482) (129,717) (58,407) Net interest income (expense) 147 (226) (353) 1,766 Loss before income taxes (42,981) (20,708) (130,070) (56,641) Income tax expense (recovery) Current 48 (46) 166 49 Deferred (984) (2,065) (5,958) (3,159) Total income tax recovery (936) (2,111) (5,792) (3,110) Net loss (42,045) (18,597) (124,278) (53,531) Net loss per share – basic and diluted (0.34) (0.21) (1.18) (0.62) (14)

The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and fiscal year ended March 31, 2021 and 2020:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2021**	**2020**	**2021**	**2020**
	$	**$**	**$**	**$**
Direct cost of revenues	864	146	3,231	591
General and administrative	3,072	606	11,123	3,196
Research and development	1,043	1,400	10,941	3,101
Sales and marketing	6,165	524	19,460	3,042
Total stock-based compensation and related costs	11,144	2,676	44,755	9,930

For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).

The increase in stock based compensation and related payroll taxes in Fiscal 2021 was driven by the assumption of the equity plan from our acquisition of ShopKeep, the increase in the Company's share price, and a one-time charge related to accelerated stock option vesting for certain executives of recently-acquired businesses.

Results of Operations for the Three Months and Fiscal Year Ended March 31, 2021 and 2020

Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2021**	**2020**	**Change**	**Change**	**2021**	**2020**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Revenues								
Subscription and transaction-based	75,268	31,784	43,484	136.8	202,274	106,871	95,403	89.3
Hardware and other	7,127	4,487	2,640	58.8	19,454	13,766	5,688	41.3
Total revenues	82,395	36,271	46,124	127.2	221,728	120,637	101,091	83.8
Percentage of total revenues								
Subscription and transaction-based	91.4 %	87.6 %			91.2 %	88.6 %		
Hardware and other	8.6 %	12.4 %			8.8 %	11.4 %		
Total	100 %	100 %			100 %	100 %		

Subscription and Transaction-based Revenue

Subscription and transaction-based revenue for the three months ended March 31, 2021 increased by $43.5 million or 137% as compared to the three months ended March 31, 2020, with ShopKeep and Upserve contributing $28.3 million this quarter. The increase was due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve as well as customers adopting additional modules in the period. The increase was also due to continued adoption of Lightspeed Payments and an increase in payment referral fees earned through our partners. Furthermore, due to renegotiated terms with the payments partner of our recent acquisitions, we have gained greater control of the underlying customer relationship and as a result are recognizing superior economics. Due to this modified relationship, we realized increased revenue of $7.4 million. GTV processed through our platforms grew from $6.1 billion for the three months ended March 31, 2020 to $10.8 billion for the three months ended March 31, 2021, evidencing increased use of our platforms.

(15)

Subscription and transaction-based revenue for Fiscal 2021 increased by $95.4 million or 89% as compared to Fiscal 2020, with ShopKeep and Upserve contributing $35.7 million this fiscal year. Subscription revenue for Fiscal 2021 increased by $40.5 million or 51% as compared to Fiscal 2020. The increase was due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve. Customers adopting additional modules of our platforms also contributed to the increase in subscription revenue. Partially offsetting these areas of growth was higher churn due to increased business failure in our customer base and software pricing concessions made by the Company to help customers navigate the challenges brought on by the COVID-19 Pandemic. Transaction-based revenue for Fiscal 2021 increased by $54.9 million or 195% as compared to Fiscal 2020. The increase was primarily due to continued adoption of Lightspeed Payments and payment referral fees earned through our partners as well as additional revenue from the acquisitions of ShopKeep and Upserve. Furthermore, due to renegotiated terms with the payments partner of our recent acquisitions, we have gained greater control of the underlying customer relationship and as a result are recognizing superior economics. Due to this modified relationship, we realized increased revenue of $7.4 million. GTV processed through our platforms grew from $22.3 billion for Fiscal 2020 to $33.7 billion for Fiscal 2021.

Hardware & Other Revenue

Hardware and other revenue for the three months ended March 31, 2021 increased by $2.6 million or 59% as compared to the three months ended March 31, 2020 due primarily to the revenue contributions of ShopKeep and Upserve which combined accounted for $2.8 million, offset by discounts and incentives provided as well as the impact of the COVID-19 Pandemic on customer acquisition.

Hardware and other revenue for Fiscal 2021 increased by $5.7 million or 41% as compared to Fiscal 2020 due primarily to the revenue contributions of ShopKeep and Upserve which combined accounted for $3.8 million.

Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2021**	**2020**	**Change**	**Change**	**2021**	**2020**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Direct cost of revenues								
Subscription and transaction-based	30,663	8,941	21,722	242.9	75,521	28,451	47,070	165.4
Hardware and other	7,775	3,627	4,148	114.4	18,906	11,217	7,689	68.5
Total costs of revenues	38,438	12,568	25,870	205.8	94,427	39,668	54,759	138.0
Percentage of revenue								
Subscription and transaction-based	40.7 %	28.1 %			37.3 %	26.6 %		
Hardware and other	109.1 %	80.8 %			97.2 %	81.5 %		
Total	46.7 %	34.7 %			42.6 %	32.9 %		

Subscription and Transaction-based Cost of Revenue

Subscription and transaction-based cost of revenue for the three months ended March 31, 2021 increased by $21.7 million or 243% as compared to the three months ended March 31, 2020. The increase was due to higher costs associated with supporting a greater number of Customer Locations utilizing our platforms, $0.7 million in stock-based compensation and related payroll taxes, direct costs related to the higher Lightspeed Payments revenue for the period as well as $7.4 million in direct payment processing costs for a subset of customers from our recent acquisitions. Overall, subscription and transaction-based cost of revenue as a percentage of revenue grew from 28% to 41% for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, mainly due to increased costs associated with payments.

Subscription and transaction-based cost of revenue for Fiscal 2021 increased $47.1 million or 165% as compared to Fiscal 2020. Subscription cost of revenue for Fiscal 2021 increased by $13.5 million or 69% as compared to Fiscal 2020. The increase was due to higher employee related and other costs associated with supporting a greater number of Customer Locations utilizing our platforms, $2.6 million in stock-based compensation and related payroll taxes, offset by $1.0 million received in respect of remuneration of eligible employees pursuant to the government-sponsored COVID-19 wage subsidy programs globally.

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Transaction-based cost of revenue for Fiscal 2021 increased by $33.6 million or 372% as compared to Fiscal 2020. The increase was due to direct costs related to the higher Lightspeed Payments revenue for the period compared to Fiscal 2020 as well as $7.4 million in direct payment processing costs for a subset of customers from our recent acquisitions. Overall, subscription and transaction-based cost of revenue as a percentage of revenue increased from 27% to 37% for Fiscal 2021 compared to Fiscal 2020 mainly due to increased costs associated with payments.

Hardware and Other Cost of Revenue

Direct cost of hardware and other revenue for the three months ended March 31, 2021 increased by $4.1 million or 114% as compared to the three months ended March 31, 2020 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided during the quarter to assist retailers and restaurants adopt our solutions as they prepare for the reopening of the economy in certain markets we serve.

Direct cost of hardware and other revenue for Fiscal 2021 increased by $7.7 million or 69% as compared to Fiscal 2020 due to the increase in revenue for the period.

Gross Profit

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	Fiscal year ended March 31, 2020 $	Change $	Change %
Gross profit	43,957	23,703	20,254	85.4	127,301	80,969	46,332	57.2
Percentage of total revenues	53.3 %	65.3 %			57.4 %	67.1 %		

Gross profit for the three months ended March 31, 2021 increased by $20.3 million or 85% compared to the three months ended March 31, 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platforms and increased GTV processed through our platforms. A higher proportion of Lightspeed Payments revenue as well as discounts and incentives provided on hardware in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 reduced gross profit as a percentage of revenue.

Gross profit for Fiscal 2021 increased by $46.3 million or 57% compared to Fiscal 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platforms and increased GTV processed through our platforms compared to Fiscal 2020. A higher proportion of Lightspeed Payments revenue in Fiscal 2021 as compared to Fiscal 2020 reduced gross profit as a percentage of revenue.

Operating Expenses

General and Administrative

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	Fiscal year ended March 31, 2020 $	Change $	Change %
General and administrative	17,241	6,596	10,645	161.4	53,035	21,345	31,690	148.5
Percentage of total revenues	20.9%	18.2%			23.9%	17.7%		

General and administrative expenses for the three months ended March 31, 2021 increased by $10.6 million compared to the three months ended March 31, 2020. Included in general and administrative expenses for the three months ended March 31, 2021 is $3.1 million of stock-based compensation expense and related payroll taxes and $2.2 million in transaction-related costs for our recent acquisitions and public offerings. When excluding stock-based compensation and related payroll taxes and transaction-related costs, general and administrative expenses increased by $6.8 million, which was driven by growth in our headcount and higher salary costs of $4.7 million, $0.7 million related to an increase in professional fees and a $2.4 million increase in D&O insurance as a result of going public in the U.S, offset by $1.0 million in lower bad debt expense. Our general and administrative

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expenses as a percentage of revenue increased to 21% from 18% between the three months ended March 31, 2021 and the three months ended March 31, 2020. General and administrative expenses for Fiscal 2021 increased by $31.7 million compared to Fiscal 2020. Included in general and administrative expenses for Fiscal 2021 is $11.1 million of stock-based compensation expense and related payroll taxes and $10.4 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, general and administrative expenses increased by $15.7 million, which was driven by growth in our headcount and higher salary costs of $8.8 million, $0.8 million from higher bad debt expense, $2.2 million related to an increase in professional fees and other expenses, and a $5.4 million increase in D&O insurance as a result of going public in the U.S., offset by $1.5 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. As a result of the above, our general and administrative expenses as a percentage of revenue increased to 24% from 18% between Fiscal 2021 and Fiscal 2020. Research and Development Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2021 2020 Change Change 2021 2020 Change Change $ $ $ % $ $ $ % Research and development 16,859 10,310 6,549 63.5 54,787 32,750 22,037 67.3 Percentage of total revenues 20.5% 28.4% 24.7% 27.1 % Research and development expenses for the three months ended March 31, 2021 increased by $6.5 million or 64% compared to the three months ended March 31, 2020. Included in research and development expenses for the three months ended March 31, 2021 is $1.0 million of stock-based compensation expense and related payroll taxes. When excluding stock-based compensation and related payroll taxes, research and development expenses increased by $6.9 million which was driven by growth in our headcount and higher salary costs, net of tax credits, of $6.4 million and $0.5 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 28% to 20% from the three months ended March 31, 2020 to the three months ended March 31, 2021. Research and development expenses for Fiscal 2021 increased by $22.0 million or 67% compared to Fiscal 2020. Included in research and development expenses for Fiscal 2021 is $10.9 million of stock-based compensation expense and related payroll taxes. When excluding stock-based compensation and related payroll taxes, research and development expenses increased by $14.2 million which was driven by growth in our headcount and higher salary costs of $15.7 million, and $1.1 million related to an increase in professional fees and other expenses, offset by $2.6 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Our research and development costs as a percentage of revenue decreased from 27% to 25% from Fiscal 2020 to Fiscal 2021. Sales and Marketing Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2021 2020 Change Change 2021 2020 Change Change $ $ $ % $ $ $ % Sales and marketing 33,081 16,810 16,271 96.8 97,048 61,122 35,926 58.8 Percentage of total revenues 40.1% 46.3% 43.8% 50.7 % Sales and marketing expenses for the three months ended March 31, 2021 increased by $16.3 million or 97% as compared to the three months ended March 31, 2020. Included in sales and marketing expenses for the three months ended March 31, 2021 is $6.2 million of stock-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $10.7 million which was driven by growth in our headcount and higher salary costs of $6.4 million and $4.3 million incurred for other growth focused investments in sales and marketing. Given that revenue growth was 127%, sales and marketing (18)

costs as a percentage of revenue decreased from 46% to 40% from the three months ended March 31, 2020 to the three months ended March 31, 2021.

Sales and marketing expenses for Fiscal 2021 increased by $35.9 million or 59% as compared to Fiscal 2020. Included in sales and marketing expenses for the Fiscal 2021 is $19.5 million of stock-based compensation expense and related payroll taxes and $1.2 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $18.7 million which was driven by growth in our headcount and higher salary costs of $16.3 million, $5.4 million incurred for other growth focused investments in sales and marketing, offset by $3.0 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Given that revenue growth was 84% for the fiscal year, sales and marketing costs as a percentage of revenue decreased from 51% to 44% from Fiscal 2020 to Fiscal 2021.

Depreciation

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	Fiscal year ended March 31, 2020 $	Change $	Change %
Depreciation of property and equipment	870	550	320	58.2	2,479	1,749	730	41.7
Depreciation of right-of-use assets	1,221	821	400	48.7	3,876	2,492	1,384	55.5
	2,091	1,371	720	52.5	6,355	4,241	2,114	49.8
Percentage of total revenues	2.5%	3.8%			2.9%	3.5%		

Depreciation of property and equipment expenses for the three months ended March 31, 2021 increased by 58% as compared to the three months ended March 31, 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of ShopKeep and Upserve.

Depreciation of property and equipment expenses for Fiscal 2021 increased by 42% as compared to Fiscal 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the prior fiscal year as well as in Fiscal 2021. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of Gastrofix, ShopKeep and Upserve.

Foreign Exchange Loss (Gain)

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	Three months ended March 31, 2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	Fiscal year ended March 31, 2020 $	Change $	Change %
Foreign exchange loss (gain)	550	(300)	850	(283.3)	2,098	(395)	2,493	(631.1)
Percentage of total revenues	0.7 %	(0.8)%			0.9 %	(0.3)%		

Foreign exchange loss for the three months and fiscal year ended March 31, 2021 increased as compared to the three months and fiscal year ended March 31, 2020. This was due to the strengthening of currencies, primarily the Canadian dollar, the Euro and the Australian dollar against the US dollar given that we have significant liabilities outstanding in currencies other than the US dollar, our functional currency. Items included in our results are measured in US dollars and foreign currency transactions are translated into US dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

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Acquisition-related Compensation

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Acquisition-related compensation	2,144	5,138	(2,994)	(58.3)	11,807	11,087	720	6.5
Percentage of total revenues	2.6%	14.2 %			5.3%	9.2 %		

Acquisition-related compensation expenses for the three months ended March 31, 2021 decreased by $3.0 million compared to the three months ended March 31, 2020. The decrease was due to the completion of a portion of the service periods connected to the acquisition-related compensation during the first half of this fiscal year, resulting in the expense no longer being captured in the fourth quarter. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Acquisition-related compensation expenses for Fiscal 2021 increased by $0.7 million compared to Fiscal 2020. The increase was due to our acquisitions of Kounta in November 2019 and Gastrofix in January 2020. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Amortization of Intangible Assets

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Amortization of intangible assets	13,359	4,260	9,099	213.6	30,128	9,226	20,902	226.6
Percentage of total revenues	16.2%	11.7 %			13.6%	7.6 %		

Amortization of intangible assets for the three months ended March 31, 2021 increased by $9.1 million or 214% as compared to the three months ended March 31, 2020. The increase in amortization relates to intangibles acquired through the ShopKeep and Upserve acquisitions.

Amortization of intangible assets for Fiscal 2021 increased by $20.9 million or 227% as compared to Fiscal 2020. The increase in amortization relates to intangibles acquired through the Gastrofix, ShopKeep and Upserve acquisitions.

Restructuring

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Restructuring	1,760	—	1,760	100.0	1,760	—	1,760	100.0
Percentage of total revenues	2.1%	0.0%			0.8%	0.0%		

In connection with our recent acquisitions of Shopkeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter. The restructuring expense consists entirely of severance costs for a total of $1.8 million. As a result of these actions, we anticipate annual savings of approximately $8.4 million.

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Other

Other Income (Expenses)

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	2020 $	Change $	Change %
Net interest income (expense)	147	(226)	373	(165.0)	(353)	1,766	(2,119)	(120.0)
Percentage of total revenues	0.2 %	(0.6)%			(0.2)%	1.5 %		

Interest expense relates to the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation. These expenses combined totaled $2.9 million of interest expense for Fiscal 2021, offset by interest income earned in the period on cash and cash equivalents of $2.5 million.

Income Taxes

(In thousands of US dollars, except percentages)	Three months ended March 31, 2021 $	2020 $	Change $	Change %	Fiscal year ended March 31, 2021 $	2020 $	Change $	Change %
Income tax expense (recovery)								
Current	48	(46)	94	(204.3)	166	49	117	238.8
Deferred	(984)	(2,065)	1,081	(52.3)	(5,958)	(3,159)	(2,799)	88.6
Total income tax recovery	(936)	(2,111)	1,175	(55.7)	(5,792)	(3,110)	(2,682)	86.2
Percentage of total revenues								
Current	0.1 %	(0.1)%			0.1 %	0.0 %		
Deferred	(1.2)%	(5.7)%			(2.7)%	(2.6)%		
Total	(1.1)%	(5.8)%			(2.6)%	(2.6)%		

Deferred income tax recovery for Fiscal 2021 increased by $2.8 million as compared to Fiscal 2020. The increase in the recovery was primarily due to the amortization of acquired intangible assets and increases in loss carryforwards during the period. The decrease in the deferred income tax recovery for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 is primarily due to less loss carry-forwards being recognized in the financial statements in the current period.

Selected Annual Information

(In thousands of US dollars, except per share data)	Fiscal year ended March 31, 2021 $	2020 $	2019 $
Total revenues	221,728	120,637	77,451
Net loss	(124,278)	(53,531)	(183,525)
Loss per share – basic and diluted	(1.18)	(0.62)	(5.53)
Total assets	2,105,319	478,428	255,811
Total long-term liabilities	57,634	63,481	10,510

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.

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Total Assets Fiscal 2021 Compared to Fiscal 2020 Total assets increased by $1,626.9 million or 340% from Fiscal 2020 to Fiscal 2021 with cash accounting for $596.2 million of the increase due to public offerings offset by cash spent for our recent acquisitions, goodwill of $825.3 million and intangibles of $171.7 million net of amortization and exchange differences from the acquisitions of ShopKeep and Upserve accounting for $997.0 million of the increase, trade and other receivables accounting for $13.9 million of the increase, inventory and other current assets accounting for $14.4 million of the increase, lease right-of-use assets accounting for $5.2 million of the increase, property and equipment accounting for $0.4 million of the increase, offset by restricted cash and other long term assets in the amount of $0.2 million. Fiscal 2020 Compared to Fiscal 2019 Total assets increased $222.6 million or 87% from Fiscal 2019 to Fiscal 2020, with cash accounting for $3.3 million of the increase, goodwill of $124.1 million and $60.2 million of intangibles net of amortization and exchange differences from the acquisitions of Chronogolf Inc., iKentoo, Kounta and Gastrofix accounting for $184.3 million of the increase, lease assets accounting for $16.0 million of the increase, inventory and other current assets accounting for $5.9 million of the increase, restricted cash and other long-term assets accounting for $8.3 million of the increase, property and equipment accounting for $2.6 million of the increase and trade receivables accounting for $2.5 million of the increase. The proceeds from our February 2020 bought deal net of issuance costs accounted for the increase in cash. Total Liabilities Fiscal 2021 Compared to Fiscal 2020 Total long-term liabilities decreased by $5.8 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were a decrease of $2.7 million in deferred revenue due to shorter contract durations, a decrease of $5.2 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period and a decrease in other long-term liabilities of $5.0 million primarily due to a decrease in long-term acquisition related payables, offset by an increase in lease liabilities of $7.0 million primarily due to the leases obtained during our recent acquisitions. Fiscal 2020 Compared to Fiscal 2019 Total long-term liabilities increased by $53.0 million or 504% from Fiscal 2019 to Fiscal 2020. The main drivers of the increase were the recognition of the lease liability of $13.5 million due to the adoption of IFRS 16 and the $29.7 million of the acquisition facility drawn, net of issuance costs, in January 2020, in connection with the acquisition of Gastrofix. In addition, there was a $6.4 million increase in other long-term liabilities related to acquisition-related compensation accrued in line with continuing employment obligations in connection with the acquisitions made during the year. These contingent amounts were not included in the total purchase consideration, but rather were treated as an acquisition-related compensation expense for post-combination services. In addition, the deferred tax liability increased by $5.9 million. This was offset partially by a $2.6 million reduction in the long-term portion of deferred revenue. The decrease of deferred revenue was due to the shorter durations of our contracts in general, which increased the short-term portion of deferred revenue and decreased the long-term portion of deferred revenue versus Fiscal 2019. Quarterly Results of Operations The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2021 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial (22)

statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

(In thousands of US dollars, except per share data)	Three months ended							
	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	$	$	$	$	$	$	$	$
Revenues	24,065	28,026	32,275	36,271	36,229	45,493	57,611	82,395
Direct cost of revenues	7,732	8,677	10,691	12,568	13,631	18,024	24,334	38,438
Gross profit	16,333	19,349	21,584	23,703	22,598	27,469	33,277	43,957
Operating expenses								
General and administrative	3,678	4,782	6,289	6,596	6,799	8,230	20,765	17,241
Research and development	6,531	7,565	8,344	10,310	9,623	12,024	16,281	16,859
Sales and marketing	14,179	13,424	16,709	16,810	16,257	19,580	28,130	33,081
Depreciation of property and equipment	390	423	386	550	412	439	758	870
Depreciation of right-of-use assets	414	609	648	821	827	872	956	1,221
Foreign exchange loss (gain)	(330)	(80)	315	(300)	480	290	778	550
Acquisition-related compensation	707	2,055	3,187	5,138	5,129	2,276	2,258	2,144
Amortization of intangible assets	1,012	1,800	2,154	4,260	4,405	4,404	7,960	13,359
Restructuring	—	—	—	—	—	—	—	1,760
Total operating expenses	26,581	30,578	38,032	44,185	43,932	48,115	77,886	87,085
Operating loss	(10,248)	(11,229)	(16,448)	(20,482)	(21,334)	(20,646)	(44,609)	(43,128)
Net interest income (expense)	1,019	690	283	(226)	(301)	(132)	(67)	147
Loss before income taxes	(9,229)	(10,539)	(16,165)	(20,708)	(21,635)	(20,778)	(44,676)	(42,981)
Income tax expense (recovery)								
Current	20	19	56	(46)	55	43	20	48
Deferred	(152)	(483)	(459)	(2,065)	(1,574)	(1,355)	(2,045)	(984)
Total income tax expense (recovery)	(132)	(464)	(403)	(2,111)	(1,519)	(1,312)	(2,025)	(936)
Net loss	(9,097)	(10,075)	(15,762)	(18,597)	(20,116)	(19,466)	(42,651)	(42,045)
Net loss per share – basic and diluted	(0.11)	(0.12)	(0.18)	(0.21)	(0.22)	(0.20)	(0.39)	(0.34)

Revenues

Our overall revenues continue to grow as we grow our global customer base. Revenues for all quarters in Fiscal 2021 were impacted by the COVID-19 Pandemic and its impact on customer churn, concessions given to customers, new customer additions at the onset of each quarter, as well as lower payment referral fees. Despite these factors, the results demonstrate growth in the quarter ended March 31, 2021 due to increases in subscription revenue from existing and new customers including increased adoption of Lightspeed Payments and other add-ons, as well as to the acquisitions of ShopKeep and Upserve.

Direct Cost of Revenues

Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, as well as an increase in the number of Lightspeed Payments customers because of the higher direct costs associated with transaction-based revenues compared to our subscription revenues as well as the corresponding increase resulting from the acquisitions of Shopkeep and Upserve in the quarter ended December 31, 2020.

Gross Profit

Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the COVID-19 Pandemic. Our gross profit has declined as a percentage of revenue due to the success of Lightspeed payments as Lightspeed Payments customers carry higher direct costs compared to our subscription business.

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Operating Expenses Total operating expenses increased successively for all periods presented except for the three months period ended June 30, 2020 during which period operating expenses remained constant with the prior three month period due primarily to the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic including availing itself of government-sponsored COVID-19 wage subsidy programs globally. The increase in the three month period ended March 31, 2021 was primarily due to the assumption of the cost base of Shopkeep and Upserve and increased stock-based compensation expense, with the operating expenses including amounts for D&O insurance costs associated with the Company's NYSE listing in September 2020 and transaction-related costs associated with the recent acquisitions and public offerings. Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Credit Facility We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company. Working Capital Our primary source of cash flow has been from raising capital totaling $1,369 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2021 was $744.3 million. Given our existing cash and credit facilities, along with proceeds obtained from our U.S. initial public offering and NYSE listing and our February 2021 public offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives. Base Shelf Prospectus On May 20, 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a preliminary short form base shelf prospectus (the “Base Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada. When the Base Prospectus is made final or effective by securities regulatory authorities in Canada, we intend to file a corresponding short form base shelf prospectus on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement will allow Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective. U.S. Initial Public Offering On September 15, 2020, the Company completed a U.S. initial public offering and listing on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332.3 million, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27.3 (24)

million. Share issuance costs amounted to $18.0 million. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65.4 million, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale required the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.

New Issue and Secondary Offering

On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Chief Executive Officer) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620.2 million for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $26.2 million. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management, was also made on the same day for gross proceeds of $56.0 million, with the underwriting fees relating to their shares being paid by the selling shareholders.

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2021 and 2020, and cash flows from operating, investing, and financing activities for Fiscal 2021 and Fiscal 2020:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2021**	**2020**	**2021**	**2020**
	$	**$**	**$**	**$**
Cash and cash equivalents	807,150	210,969	807,150	210,969
Net cash provided by (used in)				
Operating activities	(24,131)	(8,885)	(93,064)	(28,550)
Investing activities	(910)	(59,029)	(235,048)	(120,293)
Financing activities	599,541	153,741	922,315	153,532
Effect of foreign exchange on cash and cash equivalents	4	(1,520)	1,978	(1,423)
Net increase in cash and cash equivalents	574,504	84,307	596,181	3,266

Cash Flows Used in Operating Activities

Cash flows used in operating activities for Fiscal 2021 were $93.1 million compared to $28.6 million for Fiscal 2020. For Fiscal 2021, Adjusted Cash Flows Used in Operating Activities were $37.3 million excluding transaction related costs of $43.2 million, with $11.8 million of this amount relating to the settlement of transaction-related liabilities that were assumed through our acquisitions of ShopKeep and Upserve, acquisition-related compensation paid in the period of $8.1 million, restructuring costs of $0.7 million and payroll taxes related to stock-based compensation of $3.7 million. Our cash flows used in operating activities and our Adjusted Cash Flows Used in Operating Activities include the payment of $9.4 million in D&O insurance costs related to being a public company in the U.S. Excluding these adjustments, and after excluding similar adjustments in the prior year, cash flows used in operating activities were higher for Fiscal 2021 due primarily to costs associated with being a public company, growth-focused investments in sales and marketing, as well as improvements to internal systems made in the period.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for Fiscal 2021 were $235.0 million compared to $120.3 million for Fiscal 2020. The increase in cash used for investing activities was primarily due to the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.

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Cash Flows from Financing Activities

Cash flows from financing activities for Fiscal 2021 increased by $768.8 million compared to Fiscal 2020. The increase in cash inflows from financing activities was due to $783.2 million in additional funds received from our public offerings compared to the prior year net of additional share issuance costs paid, an increase of $17.5 million in proceeds from the exercise of stock options under our stock option plans, offset by a decrease of $30.0 million due to the drawdown of the acquisition facility in the prior year, and an increase in the payment of lease liabilities net of incentives received along with an increase in restricted lease deposits of $1.0 million as well as an increase in interest paid of $0.9 million.

We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company's future operating cash needs.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2021:

	Payments due by period				
(In thousands of US dollars)	**< 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**>5 Years**	**Total**
Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Other long-term liabilities	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000
Lease obligations[1]	7,392	13,510	8,843	10,353	40,098
Cloud service providers[2]	9,645	13,209	85	—	22,939
Total contractual obligations	82,089	29,873	38,928	10,353	161,243

(1) Included in the lease obligations are short term leases, leases not yet commenced to which the lessee is committed and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and ten years. See note 14 to the consolidated financial statements for further details regarding leases.

(2) We are subject to non-cancelable service agreements with cloud service providers subject to minimum spend commitments.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Recent Developments

On April 16, 2021, we acquired Vend pursuant to an agreement to purchase all of the shares in Vend, dated March 11, 2021, by and among the Company, Lightspeed Commerce Holdings NZ Limited, Vend Trustee Limited, and a number of shareholders and covenantors described therein. The fair value of consideration transferred of $368.1 million consisted of $188.0 million cash paid on the closing date, net of cash acquired, and 2,692,277 Subordinate Voting Shares, at a fair value of $66.89 per share at the closing date, which is based on the quoted price of the Subordinate Voting Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.

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Related Party Transactions We have no related party transactions, other than those noted in our consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2021 and Fiscal 2020: Fiscal year ended March 31, (In thousands of US dollars) 2021 2020 $ $ Short-term employee benefits and other benefits 1,732 1,389 Stock-based payments 4,200 2,812 Total compensation paid to key management personnel 5,932 4,201 Financial Instruments and Other Instruments Credit and Concentration Risk Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount. We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our annual consolidated financial statements. Our allowances for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security. Potential effects from the COVID-19 Pandemic on the Company's credit risk have been considered and have resulted in increases to our allowances for ECLs in the fiscal year ended 2021. We continue our assessment given the fluidity of COVID-19's global impact. Liquidity Risk We are exposed to the risk of being unable to honour our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $807.2 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at March 31, 2021, demonstrating our liquidity and our ability to cover upcoming financial liabilities. (27)

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The following table provides a summary of our exposure to the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the Swiss Franc, expressed in thousands of U.S. dollars:

2021	**CAD**	**EUR**	**GBP**	**AUD**	**CHF**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	3,141	15,913	470	958	1,281	368	22,131
Trade and other receivables	5,122	2,740	469	793	694	336	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(750)	(560)	(40,620)
Other long-term liabilities	(1,816)	(622)	(309)	(239)	(36)	(42)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	(517)	—	(19,321)
Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	672	102	(30,720)

We have not entered into arrangements to hedge our exposure to currency risk.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.

Share Price Risk

Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding stock-based payment awards at March 31, 2021, the impact on the accrual for social costs of an increase or decrease in our share price of 10% would result in a change of $1.0 million as at March 31, 2021.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management's best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

Revenue Recognition

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.

We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

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Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-Based Payments We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Business Combinations and Impairment of Non-financial Assets Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of cash generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Impairment of Financial Assets We assess at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment of our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime ECL at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment. COVID-19 Pandemic The uncertainties around COVID-19 required the use of judgments and estimates which judgments and estimates resulted in no material accounting impacts for the fiscal year ended March 31, 2021 other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities. (29)

Recently Issued Accounting Standards Not Yet Adopted From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date. As of the date of authorization of the financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 1 affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. The IASB has also issued amendments to IAS 8 clarifying how to distinguish changes in accounting policies from changes in accounting estimates. The amendments to IAS 1 and IAS 8 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. It has also issued amendments to IAS 16 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. We do not expect that the adoption of the Standards listed above will have a material impact on the financial statements in future periods. Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the NYSE. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 131,278,443 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 18, 2021. We previously had multiple voting shares issued and outstanding, but all such multiple voting shares were automatically converted into Subordinate Voting Shares, on a one-for-one basis on December 1, 2020, as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares. As of May 18, 2021, there were 1,757,807 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 815,494 were vested as of such date), no options outstanding under the Company’s Amended and Restated 2016 Stock Option Plan, 3,589,414 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 905,212 were vested as of such date) and 335,260 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 46,371 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share. As of May 18, 2021, there were 543,123 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 200,905 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share. As of May 18, 2021, there were 16,257 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus (30)

Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 18, 2021, there were 886,175 RSUs outstanding under the Company’s Omnibus Plan (of which 121,136 were vested as of such date) and 853 RSUs outstanding which were Inducement Grants (of which 853 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 18, 2021, there were 75,182 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2021 were effective. Internal Controls over Financial Reporting The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation. Limitations of Controls and Procedures Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision- making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. (31)

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Limitation on Scope of Design The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of ShopKeep, which was acquired on November 25, 2020 and Upserve, which was acquired on December 1, 2020. ShopKeep's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2021, excluding the amortization of intangible assets, was less than 10% of total revenues and total net loss. Additionally, as at March 31, 2021, ShopKeep's current assets were below 5% of consolidated current assets and current liabilities were approximately 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were under 10% of consolidated non-current assets and non-current liabilities, respectively. Upserve's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2021, excluding the amortization of intangible assets, was less than 10% of total revenues and total net loss. Additionally, as at March 31, 2021, Upserve's current assets and current liabilities were under 10% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in note 5 of the annual consolidated financial statements for the years ended March 31, 2021 and 2020. (32)

Lightspeed POS Inc. Consolidated Financial Statements March 31, 2021 and 2020 (expressed in thousands of US dollars)

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed POS Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Lightspeed POS Inc. and its subsidiaries (together, the Company) as of March 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of Intangible Assets in Business Acquisitions of ShopKeep and Upserve As described in note 5 to the consolidated financial statements, the Company completed the acquisitions of (i) ShopKeep for a net consideration of $554 million in November of 2020, which resulted in $96 million of intangible assets related to customer relationships and software technology and $474 million of goodwill being recorded; and (ii) Upserve for a net consideration of $411 million in December of 2020, which resulted in $101 million of intangible assets related to customer relationships and software technology and $339 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, payment attach rates, and the discount rates. The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of ShopKeep and Upserve is a critical audit matter are (i) the high degree of auditor judgment and 2 subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, attrition rates, payment attach rates, and discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and evaluating key assumptions, including the discount rates. /s/ PricewaterhouseCoopers LLP Montréal, Canada May 20, 2021 We have served as the Company’s auditor since 2015. 3

Lightspeed POS Inc. Consolidated Balance Sheets As at March 31, 2021, and 2020 (expressed in thousands of US dollars) Notes 2021 2020 Assets $ $ Current assets Cash and cash equivalents 807,150 210,969 Trade and other receivables 13 24,771 10,879 Inventories 7 1,573 932 Other current assets 6, 12 24,171 10,427 Total current assets 857,665 233,207 Lease right-of-use assets, net 14 21,206 15,957 Property and equipment, net 15 8,342 7,989 Intangible assets, net 16 234,493 62,819 Goodwill 17 971,939 146,598 Restricted cash and other long-term assets 6, 18 11,504 11,749 Deferred tax assets 23 170 109 Total assets 2,105,319 478,428 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 19, 25 65,052 30,810 Lease liabilities 14 5,120 3,301 Income taxes payable 23 114 76 Current portion of deferred revenue 6 43,116 36,622 Total current liabilities 113,402 70,809 Deferred revenue 6 2,796 5,472 Lease liabilities 14 20,558 13,546 Long-term debt 20 29,770 29,687 Other long-term liabilities 21 3,154 8,198 Deferred tax liabilities 23 1,356 6,578 Total liabilities 171,036 134,290 Shareholders’ equity Share capital 22 2,526,448 852,115 Additional paid-in capital 22, 26 35,877 11,773 Accumulated other comprehensive income (loss) 9,715 (6,271) Accumulated deficit (637,757) (513,479) Total shareholders’ equity 1,934,283 344,138 Total liabilities and shareholders’ equity 2,105,319 478,428 Commitments and contingencies 24, 25 Approved by the Board of Directors (signed) Paul McFeeters Director (signed) Dax Dasilva Director The accompanying notes are an integral part of these consolidated financial statements. 4

Lightspeed POS Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except per share amounts) Notes 2021 2020 $ $ Revenues 6 221,728 120,637 Direct cost of revenues 7, 8, 9 94,427 39,668 Gross profit 127,301 80,969 Operating expenses General and administrative 8, 9 53,035 21,345 Research and development 8, 9 54,787 32,750 Sales and marketing 8, 9 97,048 61,122 Depreciation of property and equipment 15 2,479 1,749 Depreciation of right-of-use assets 14 3,876 2,492 Foreign exchange loss (gain) 2,098 (395) Acquisition-related compensation 11,807 11,087 Amortization of intangible assets 16 30,128 9,226 Restructuring 25 1,760 — Total operating expenses 257,018 139,376 Operating loss (129,717) (58,407) Net interest income (expense) 10 (353) 1,766 Loss before income taxes (130,070) (56,641) Income tax expense (recovery) 23 Current 166 49 Deferred (5,958) (3,159) Total income tax recovery (5,792) (3,110) Net loss (124,278) (53,531) Other comprehensive income (loss) Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations 15,986 (6,271) Total comprehensive loss (108,292) (59,802) Net loss per share – basic and diluted 11 (1.18) (0.62) The accompanying notes are an integral part of these consolidated financial statements. 5

Lightspeed POS Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars) 2021 2020 $ $ Cash flows from (used in) operating activities Net loss (124,278) (53,531) Items not affecting cash and cash equivalents Acquisition-related compensation 4,518 4,876 Amortization of intangible assets 30,128 9,226 Depreciation of property and equipment and lease right-of-use assets 6,355 4,241 Deferred income taxes (5,958) (3,159) Stock-based compensation expense 32,739 8,870 Stock-based compensation impact from replacement awards issued 1,120 — Unrealized foreign exchange gain 320 475 (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables (9,177) 2,071 Inventories (256) (401) Other assets (11,963) (3,440) Accounts payable and accrued liabilities (15,333) 4,180 Income taxes payable 38 (59) Deferred revenue (3,991) (433) Other long-term liabilities 2,321 300 Net interest (income) expense 353 (1,766) Total operating activities (93,064) (28,550) Cash flows from (used in) investing activities Additions to property and equipment (1,794) (3,609) Acquisition of businesses, net of cash acquired (235,576) (120,164) Interest income 2,322 3,480 Total investing activities (235,048) (120,293) Cash flows from (used in) financing activities Proceeds from exercise of stock options 21,008 3,546 Proceeds from issuance of share capital 952,534 130,933 Proceeds from draw-down of long-term debt — 30,000 Share issuance costs (45,319) (6,893) Payment of lease liabilities net of incentives and movement in restricted lease deposits (4,351) (3,401) Financing costs (1,557) (653) Total financing activities 922,315 153,532 Effect of foreign exchange rate changes on cash and cash equivalents 1,978 (1,423) Net increase in cash and cash equivalents during the year 596,181 3,266 Cash and cash equivalents – Beginning of year 210,969 207,703 Cash and cash equivalents – End of year 807,150 210,969 Interest paid 1,025 320 Income taxes paid 147 113 The accompanying notes are an integral part of these consolidated financial statements. 6

Lightspeed POS Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

	Notes	Issued and Outstanding Shares: Number of shares	Issued and Outstanding Shares: Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2019		83,752,210	652,336	4,278	—	(459,948)	196,666
Net loss		—	—	—	—	(53,531)	(53,531)
Issuance of shares upon Bought Deal Offering	22	4,695,000	130,933	—	—	—	130,933
Share issuance costs	22	—	(6,315)	—	—	—	(6,315)
Exercise of stock options and vesting of share awards	26	1,470,303	4,921	(1,375)	—	—	3,546
Stock-based compensation	26	—	—	8,870	—	—	8,870
Exercise of warrants	22	86,251	—	—	—	—	—
Share-based acquisition-related compensation		—	4,876	—	—	—	4,876
Shares issued in connection with business combination		2,203,053	65,364	—	—	—	65,364
Other comprehensive loss		—	—	—	(6,271)	—	(6,271)
Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138
Net loss		—	—	—	—	(124,278)	(124,278)
Issuance of shares upon public offerings	22	19,756,196	952,534	—	—	—	952,534
Share issuance costs	22	—	(44,702)	—	—	—	(44,702)
Exercise of stock options and vesting of share awards	26	3,038,643	29,643	(8,635)	—	—	21,008
Stock-based compensation	26	—	—	32,739	—	—	32,739
Share-based acquisition-related compensation		194,042	4,518	—	—	—	4,518
Shares issued in connection with business combination	5	13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination	5	—	40,432	—	—	—	40,432
Stock-based compensation impact from replacement awards issued in connection with business combination	5	—	1,120	—	—	—	1,120
Other comprehensive income		—	—	—	15,986	—	15,986
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

The accompanying notes are an integral part of these consolidated financial statements.

7

1. Organization and nature of operations Lightspeed POS Inc. (“Lightspeed” or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed provides easy-to-use, omni-channel, commerce-enabling platforms. The Company’s software platforms provide its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved for issue by the Board of Directors (the "Board") of the Company on May 20, 2021. The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous period. Certain comparative figures have been reclassified in order to conform to the current period presentation. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries, Lightspeed POS USA Inc., Lightspeed POS Belgium BV, Lightspeed POS UK Ltd., Lightspeed Netherlands BV, Lightspeed Payments USA Inc., ReUp Technologies Inc., Chronogolf Inc. ("Chronogolf"), Lightspeed Commerce CH S.A. (formerly known as iKentoo S.A.), Kounta Pty Ltd, Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH) ("Gastrofix"), Lightspeed Commerce USA Inc. (the successor to ShopKeep Inc.) and Upserve Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases. In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19, the continuing resurgences of COVID-19, and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 4 of these consolidated financial statements for a description of how COVID-19 impacted the Company’s significant accounting estimates and assumptions. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 8

3. Significant accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms. In addition, the Company generates revenue from payment processing services, payment residuals, professional services and sales of hardware as described below. The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps: • Identifying the contract with a merchant; • Identifying the performance obligations in the contract; • Determining the transaction price; • Allocating the transaction price; and • Recognizing revenue when, or as, the Company satisfies a performance obligation. The Company follows the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Sales taxes collected from merchants and remitted to government authorities are excluded from revenue. The Company’s arrangements with merchants can include multiple services or performance obligations, which may consist of some or all of the Company’s subscription solutions. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and licenses and hardware and other, the Company has determined that merchants can benefit from each service on its own, and that each service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions and licenses and the hardware and implementation services. Payment residuals and payment processing services were also considered to be distinct performance obligations. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on its relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company may modify its pricing practices in the future as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Rebates are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its merchants on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 days of the invoice date. In instances where the timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined the Company’s contracts generally do not include a significant financing component. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 9

Subscription revenue Software subscriptions and licenses include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's e‑commerce offering. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades. The Company recognizes revenue for its software subscriptions and subscription licenses ratably over the term of the contract, usually commencing on the date the services are made available to customers. Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers. The Company recognizes revenue from payment processing services at the time of the transaction on a gross basis, it having been determined that the Company is the principal in the arrangement. The Company’s software also interfaces with third parties that enable credit card processing. These companies generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these payment processors, the Company negotiates a revenue share with most of them, whereby the Company receives a portion of the revenues generated by the payment processor. In addition, the Company has contracted with a number of third-party vendors that sell products to the same merchant customers as does the Company. The Company refers its merchant customers to these vendors and earns a referral fee. The Company recognizes the revenues it receives from third party vendors at the point in time when they are due from third party vendors. These revenues are recognized on a net basis, whereby only the portion of revenues that the Company receives (or which is due) from the third party vendor is recognized. In the prior period consolidated financial statements, transaction based-revenue was classified as part of software and payments revenue. Hardware and other revenue For retail, hospitality and e-commerce customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems or setting up their e-commerce store, the Company provides professional services customized to the merchant. Hardware equipment revenues are recognized on a gross basis at a point in time, namely when ownership passes to the merchant, in accordance with the shipping terms. Most professional services are sold on a time-and-materials basis. Consulting engagements can last anywhere from one day to several weeks and are based strictly on the customer’s requirements. The Company’s software can typically be used as delivered by the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 10

Contract assets The Company records commission assets for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company records contract assets for discounts provided to merchants at the inception of a contract. Contract assets are subsequently amortized against revenue on a systematic basis consistent with the term to which the contract asset relates. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Restricted cash The Company is required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates are reflected in the determination of cost of revenues. The amount of any impairment of inventories to net realizable value, and all losses on inventories, are recognized as an expense in the year during which the impairment or loss occurs. Deferred financing costs The Company records deferred financing costs related to its credit facilities when it is probable that some or all of the facilities will be drawn down. The deferred financing costs are amortized over the term of the related financing arrangement. The long-term debt is recorded net of deferred financing costs. Research and development tax credits Research and development costs are expensed as incurred, net of refundable investment tax credits. The Company’s research and development costs consist primarily of salaries and other related personnel expenses. The Company recognizes the benefit of refundable research and development investment tax credits as a reduction of research and development and support costs, while non-refundable investment tax credits that can only be claimed against Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 11 income taxes otherwise payable are recognized as a reduction of income taxes when there is reasonable assurance that the claim will be recovered. Property and equipment Property and equipment are recorded at cost less accumulated depreciation and impairment losses. Depreciation is recognized using the declining balance method at the following rates, except for leasehold improvements, for which depreciation is calculated on a straight-line basis: Furniture 20% Equipment 20% Computer equipment 55% Leasehold improvements Shorter of useful life and term of lease Leasehold improvements in progress are not depreciated until the related asset is ready for use. Intangible assets Acquired identifiable intangible assets Purchased software licenses are recorded at cost and are amortized on a straight-line basis over the estimated useful life of the license, which is the license term. Amortization of software technologies that are acquired through business combinations is calculated using the straight-line method over the estimated useful life, which ranges from three to four years, and amortization of customer relationships acquired through business combinations is calculated using the straight-line method over the estimated useful life, which ranges from three to six years. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Impairment of long-lived assets The Company evaluates its property and equipment and definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Company's operating segment ("the Segment"), which is the level at which management monitors goodwill. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 12

The Company reviews the carrying value of goodwill in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, on an annual basis or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The Company previously performed the annual goodwill impairment test on March 31 of each fiscal year. Beginning with the quarter ended December 31, 2020, the Company moved the annual goodwill impairment test from March 31 to December 31. The change does not delay, accelerate or avoid an impairment charge. Impairment is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 17 discusses the method and assumptions used for impairment testing. Business combinations The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. The amounts included in the consolidated statements of loss and comprehensive loss under acquisition-related compensation arise from business combinations made by the Company. Acquisition costs that are tied to continuing employment of pre-existing shareholders are required to be recognized as acquisition-related compensation and recognized in accordance with the vesting terms in the acquisition agreement. Consequently, those costs are not included in the total purchase consideration of the business combination. All other costs that are not eligible for capitalization related to the acquisition are expensed as incurred. New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of loss and comprehensive loss. Government assistance Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 13

Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax Current and deferred tax are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate. Leases At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 14 consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: – The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified. – The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and – The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price. As a lessee The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of any such asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable. Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Company changes its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Lease incentives receivable are included in the initial measurement of the lease liability and right-of-use asset. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 15

On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash outflows from operating activities, whereas the remaining lease payments are classified as cash flows from financing activities. Equity incentive plans The Company has multiple equity incentive plans and records all stock-based payments, including grants of employee stock options, at their respective fair values. The Company recognizes stock-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical-calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected forfeiture is derived from historical patterns. Expected volatility is determined using comparable companies for which the information is publicly available, adjusted for factors such as industry, stage of life cycle, size and financial leverage. The risk-free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant. The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining stock-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. Employee benefits The Company maintains defined contribution plans for which it pays fixed contributions to administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as employee compensation as the services are provided. Segment information The Company’s Chief Operating Decision-Maker (CODM) is a function comprising three C-Level executives, specifically the Chief Executive Officer, the Chief Financial Officer and the President. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 16

Loss per share Basic loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of Common Shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of Common Shares outstanding during the year, plus the effect of dilutive potential Common Shares outstanding during the year. This method requires that diluted loss per share be calculated as if all dilutive potential Common Shares had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase Common Shares of the Company at the average fair value of the Common Shares during the year. Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash, trade and other receivables, merchant cash advances, and other long-term assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash and merchant cash advances are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade and other receivables, refer to the Impairment of financial assets section below. Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 17 specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and contingent consideration. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Subsequent measurements After initial recognition, payables are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Payables are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Foreign currency translation Functional and presentation currency The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 18

Foreign operations The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. New accounting pronouncements New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date. New and amended standards and interpretations adopted by the Company The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether or not an acquired set of activities and assets is a business. It has also issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of "material" across the standards and to clarify certain aspects of the definition. The Company has adopted these amendments as of April 1, 2020. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2020 that had a material impact on the Company's accounting policies or the consolidated financial statements. New and amended standards and interpretations issued not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 1 affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. The IASB has also issued amendments to IAS 8 clarifying how to distinguish changes in accounting policies from changes in accounting estimates. The amendments to IAS 1 and IAS 8 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. It has also issued amendments to IAS 16 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 19

The Company does not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods. 4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Key estimates and assumptions are as follows: COVID-19 The uncertainties around the COVID-19 pandemic, the continuing resurgences of COVID-19, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the fiscal year ended March 31, 2021, other than the impact on expected credit losses driven by the changes in the macro- economic environment due to COVID-19. For information on the loss allowance, refer to note 28. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities. In addition to the impacts disclosed above, the Company received $8,121 with respect to remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally (note 8). Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 17 for additional information on the assumptions used. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 20

Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Business combinations Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management and can consist of the future performance of the related assets, the discount rate, the attrition rate, and the payment attach rate. Contingent consideration is measured at fair value using a discounted cash flow model. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Stock-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for stock‑based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Refer to note 26 for additional information on the assumptions used. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment for our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 21

5. Business combinations ShopKeep On November 25, 2020, the Company acquired all of the outstanding shares of ShopKeep Inc. and its affiliates ("ShopKeep"), a cloud commerce platform provider based in New York City. The fair value of consideration transferred of $553,720 consisted of $134,055 cash paid on the closing date, net of cash acquired, and 7,437,452 Common Shares, at a fair value of $51.17 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Also included in the fair value of consideration transferred is an amount of $40,432 that was attributable to the replacement awards issued for the assumption of the stock option plan of ShopKeep. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment. Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $4,218 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss. In conjunction with the acquisition of ShopKeep, the Company assumed the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (the “ShopKeep Plan”) by converting the options to purchase shares in the capital of ShopKeep outstanding under the plan as of closing for options to purchase Common Shares of the Company. A value of $40,432 has been allocated to the purchase price, and a pre-forfeiture estimated amount of stock-based compensation expense of $13,876 for the Company will be taken over the two years following the acquisition in relation to post- combination services to be provided by ShopKeep executives and employees. A total of $10,989 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of ShopKeep prior to closing and was settled during the fiscal year ended March 31, 2021. The results of operations of ShopKeep have been consolidated with those of the Company as at November 25, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of ShopKeep’s assets and liabilities as at November 25, 2020. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 22

The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date: Current assets $ Cash 11,267 Trade receivables and other assets 3,197 Merchant cash advances 1,531 15,995 Property and equipment 765 Goodwill 474,350 Customer relationships 83,000 Software technology 13,400 Other long-term assets 122 Total assets 587,632 Current liabilities Accounts payable and accrued liabilities 18,228 Deferred revenue 4,417 Total liabilities 22,645 Fair value of net assets acquired 564,987 Less: Cash acquired 11,267 Fair value of net assets acquired, less cash acquired 553,720 Paid in Common Shares of the Company 380,574 Paid in cash 134,055 Value of replacement awards issued 40,432 Receivable from ShopKeep (already partially received) 1,341 The goodwill related to the acquisition of ShopKeep is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing ShopKeep technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. Right-of-use assets and lease liabilities of $7,019 were recorded by Lightspeed on the acquisition date of ShopKeep. The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation and may be subject to adjustment during the 12-month measurement period following the acquisition date due to post-closing working capital adjustments. Upserve On December 1, 2020, the Company acquired the business of Al Dente Intermediate Holdings, LLC and its subsidiaries (“Upserve”), a cloud-based restaurant management software company based in Rhode Island, through the acquisition of all the issued and outstanding shares of Al Dente Topco, Inc. The fair value of consideration transferred of $411,364 consisted of $98,921 cash paid on the closing date, net of cash acquired, and 5,895,365 Common Shares, at a fair value of $52.62 per share at the closing date, which is based on the Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 23 quoted price of the Common Shares on the NYSE on the closing date. An amount of $2,000 was treated as a holdback that was released to Upserve during the fiscal year ended March 31, 2021. Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $2,290 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss. A total of $20,489 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of Upserve prior to closing, and was settled during the fiscal year ended March 31, 2021. The results of operations of Upserve have been consolidated with those of the Company as at December 1, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Upserve's assets and liabilities as at December 1, 2020. The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date: Current assets $ Cash 15,652 Accounts receivable and other assets 2,512 18,164 Property and equipment 376 Goodwill 339,317 Customer relationships 82,499 Software technology 18,300 Other long-term assets 123 Total assets 458,779 Current liabilities Accounts payable and accrued liabilities 28,371 Deferred revenue 3,392 Total liabilities 31,763 Fair value of net assets acquired 427,016 Less: Cash acquired 15,652 Fair value of net assets acquired, less cash acquired 411,364 Paid in Common Shares of the Company 310,214 Paid in cash 98,921 Payable to Upserve (already settled) 2,229 Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 24

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

The goodwill related to the acquisition of Upserve is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Upserve technology in the Company's product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.

Right-of-use assets and lease liabilities of $420 were recorded by Lightspeed on the acquisition date of Upserve.

The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation and may be subject to adjustment during the 12-month measurement period following the acquisition date due to post-closing working capital adjustments.

If the acquisitions of ShopKeep and Upserve had occurred on April 1, 2020, the Company estimates that revenues of the combined entities would have been $282,075 and net loss of the combined entities would have been $153,380 for the year ended March 31, 2021. The amounts of revenues and net loss contributed by ShopKeep and Upserve from the dates of acquisition and included in the Company's consolidated statements of loss and comprehensive loss for the fiscal year ended March 31, 2021 are $39,452 and $21,102, respectively.

6. Revenue from contracts with customers

The disaggregation of the Company's revenue from contracts with customers was as follows:

	2021 $	2020 $
Subscription revenue	119,323	78,796
Transaction-based revenue	82,951	28,075
Hardware and other revenue	19,454	13,766
Total revenue from contracts with customers	221,728	120,637

The Company discloses revenue by geographic area in note 30.

Contract assets

The amount of amortization of commission assets recognized as sales and marketing expense in the fiscal year ended March 31, 2021 is $6,183 (2020 – $6,226).

The Company recorded a contract asset for discounts provided to merchants at the inception of a contract of $1,631 included in other current assets and $2,238 included in other long-term assets as at March 31, 2021, with $736 being amortized into subscription revenue for the fiscal year ended March 31, 2021 (2020 – $365 and $703 with $55 being amortized, respectively).

Contract liabilities

Revenue recognized that was included in the deferred revenue balance at the beginning of the years ended March 31, 2021 and 2020 is $36,622 and $32,317, respectively.

25

7. Direct cost of revenues 2021 2020 $ $ Subscription cost of revenue 32,895 19,428 Transaction-based cost of revenue 42,626 9,023 Hardware and other cost of revenue 18,906 11,217 Total direct cost of revenues 94,427 39,668 Subscription cost of revenue consists of any support services provided by the Company to its customers and mostly consists of salaries and amounts paid to our third-party cloud service providers. Transaction-based cost of revenue consists of direct costs related to payment processing services. Hardware and other cost of revenue relates to costs of hardware sold to customers, and implementation services provided to customers. Inventories expensed during fiscal the year ended March 31, 2021 in direct cost of revenues amount to $17,234 (2020 – $10,432). For the fiscal year ended March 31, 2020, an amount of $3,531 from direct cost of revenues has been reclassified to operating expenses in order to better reflect our internal structure and the evolving role of certain departments. 8. Government grants and subsidies Government assistance recognized as a reduction of expenses is as follows: 2021 2020 $ $ Direct cost of revenues 1,651 533 General and administrative 2,055 — Research and development 5,871 2,678 Sales and marketing 3,851 — Total government assistance 13,428 3,211 Government assistance includes research and development tax credits, grants, government subsidies due to COVID-19 and other incentives. 9. Employee compensation The total employee compensation comprising salaries and benefits, excluding government assistance, for the fiscal year ended March 31, 2021, was $169,809 (2020 - $83,866). Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 26

Stock-based compensation and related costs were included in the following expenses: 2021 2020 $ $ Direct cost of revenues 3,231 591 General and administrative 11,123 3,196 Research and development 10,941 3,101 Sales and marketing 19,460 3,042 Total stock-based compensation and related costs 44,755 9,930 The amount recognized as an expense for the fiscal year ended March 31, 2021 for our defined contribution plan was $1,436 (2020 - $1,392). 10. Finance income and costs 2021 2020 $ $ Interest income 2,544 3,577 Interest expense (2,897) (1,811) Net interest income (expense) (353) 1,766 11. Loss per share The Company had two categories of potentially dilutive securities: share options and awards and warrants. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the years ended March 31, 2021 and 2020. All outstanding potentially dilutive securities could potentially dilute loss per share in the future. 2021 2020 Issued Common Shares 128,528,515 92,206,817 Weighted average number of Common Shares (basic and diluted) 105,221,907 85,890,314 Net loss per Common Share – basic and diluted ($1.18) ($0.62) Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 27

The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows: 2021 2020 Stock options and awards 7,934,988 6,506,869 Warrants — 26,718 12. Other current assets 2021 2020 $ $ Restricted cash 7,749 1,829 Prepaid expenses and deposits 10,458 4,048 Commission asset 4,000 3,938 Other 1,964 612 Total other current assets 24,171 10,427 13. Trade and other receivables 2021 2020 $ $ Trade 15,477 7,721 Loss allowance (3,519) (2,878) Total trade receivables 11,958 4,843 Research and development tax credits receivable 6,605 4,059 Sales tax receivable 2,827 847 Merchant cash advances 2,309 — Other 1,072 1,130 Total trade and other receivables 24,771 10,879 Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 28

14. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The expected lease terms are between one and ten years. The roll-forward of lease right-of-use assets is as follows: 2021 2020 Cost $ $ Lease right-of-use assets, beginning of year 18,403 11,971 Additions 5,255 4,158 Acquired in business combinations 7,439 3,027 Modifications to and disposals of lease contracts (4,373) (626) Exchange differences 330 (127) Lease right-of-use assets, end of year 27,054 18,403 Accumulated depreciation Lease right-of-use assets, beginning of year 2,446 — Depreciation charge 3,876 2,492 Modifications to and disposals of lease contracts (544) (46) Exchange differences 70 — Lease right-of-use assets, end of year 5,848 2,446 Cost, net accumulated depreciation Lease right-of-use assets, beginning of year 15,957 11,971 Lease right-of-use assets, end of year 21,206 15,957 Offices 20,355 15,183 Vehicles 851 774 The maturity analysis of lease liabilities as at March 31, 2021 is as follows: Fiscal Year $ 2022 5,120 2023 4,718 2024 3,990 2025 3,450 2026 2,505 2027 and thereafter 5,895 Total minimum payments 25,678 Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $2,000 for the fiscal year ended March 31, 2021 (2020 - $1,770). The interest expense for the fiscal year ended March 31, 2021 was $1,048 (2020 - $852). Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 29

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

15. Property and equipment

2021

	Furniture $	Equipment $	Computer equipment $	Leasehold improvements $	Total $
Cost					
As at March 31, 2020	1,848	1,754	4,620	6,793	15,015
Additions	15	5	1,259	412	1,691
Acquired through business combinations	314	—	581	246	1,141
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847
Accumulated depreciation					
As at March 31, 2020	763	1,031	3,355	1,877	7,026
Depreciation	241	150	1,086	1,002	2,479
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Net book value as at March 31, 2021	1,173	578	2,019	4,572	8,342

2020

	Furniture $	Equipment $	Computer equipment $	Leasehold improvements $	Total $
Cost					
As at March 31, 2019	1,150	1,540	3,546	4,526	10,762
Additions	522	188	869	2,178	3,757
Acquired through business combinations	176	26	318	89	609
Disposals	—	—	(113)	—	(113)
As at March 31, 2020	1,848	1,754	4,620	6,793	15,015
Accumulated depreciation					
As at March 31, 2019	509	854	2,593	1,434	5,390
Depreciation	254	177	875	443	1,749
Disposals	—	—	(113)	—	(113)
As at March 31, 2020	763	1,031	3,355	1,877	7,026
Net book value as at March 31, 2020	1,085	723	1,265	4,916	7,989

30

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

16. Intangible assets

2021

	Acquired software technologies	Customer relationships	Total
	$	$	$
Cost			
As at March 31, 2020	39,591	50,470	90,061
Acquired through business combinations	31,700	165,499	197,199
Exchange differences	1,593	4,121	5,714
As at March 31, 2021	72,884	220,090	292,974
Accumulated amortization			
As at March 31, 2020	19,974	7,268	27,242
Amortization	10,242	19,886	30,128
Exchange differences	424	687	1,111
As at March 31, 2021	30,640	27,841	58,481
Net book value as at March 31, 2021	42,244	192,249	234,493

2020

	Acquired software technologies	Customer relationships	Total
	$	$	$
Cost			
As at March 31, 2019	17,971	2,663	20,634
Acquired through business combinations	22,265	49,314	71,579
Exchange differences	(645)	(1,507)	(2,152)
As at March 31, 2020	39,591	50,470	90,061
Accumulated amortization			
As at March 31, 2019	15,353	2,663	18,016
Amortization	4,621	4,605	9,226
As at March 31, 2020	19,974	7,268	27,242
Net book value as at March 31, 2020	19,617	43,202	62,819

17. Goodwill

As at March 31, 2020, the goodwill balance was $146,598 and increased to $971,939 as at March 31, 2021 due to an increase of $474,350 arising from the ShopKeep acquisition and $339,317 from the Upserve acquisition, and an exchange gain of $11,674.

31

Impairment analysis The Company completed its annual impairment test of goodwill as of December 31, 2020 using a fair value less costs of disposal model. There were no indicators of impairment between December 31, 2020, the date on which the Company completed its annual impairment test of goodwill, and March 31, 2021. Tests performed on the Segment demonstrated no impairment of goodwill for the years ended March 31, 2021 and 2020. The following key assumptions were used to determine recoverable amounts for the impairment test performed during the year ended March 31, 2021: Pre-Tax Discount Rate Terminal Value Multiple Perpetual Growth Rate Assumptions 30% 14 35 % Fair value is based on a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, measuring a five-year projection based on actual year-end amounts and management’s best estimates. A terminal value was calculated based on revenues, with a weighted average cost of capital reflecting the current market assessment being used. The cost of sale was assumed to be 2.5% of the fair value amount. The enterprise value (carrying amount) was compared with the fair value less cost of sale to test for impairment. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill. 18. Restricted cash and other long-term assets 2021 2020 $ $ Restricted cash 1,325 7,703 Prepaid expenses and deposits 2,707 446 Commission asset 5,234 2,898 Other 2,238 702 Total restricted cash and other-long term assets 11,504 11,749 Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 32

19. Accounts payable and accrued liabilities 2021 2020 $ $ Trade 22,085 12,325 Accrued compensation and benefits 20,409 9,528 Accrued payroll taxes on stock-based compensation 5,689 1,170 Acquisition-related payables 13,792 7,318 Other 3,077 469 Total accounts payable and accrued liabilities 65,052 30,810 20. Credit facility The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH) and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR +3%. The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was not in breach of any covenants as at March 31, 2021. 21. Other long-term liabilities 2021 2020 $ $ Acquisition-related payables — 8,000 Accrued payroll taxes on stock-based compensation 3,154 198 Total other long-term liabilities 3,154 8,198 22. Share capital As at March 31, 2021, the Company had 128,528,515 Common Shares issued and outstanding, unlimited shares authorized (2020 – 92,206,817). Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 33

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares. The holders of outstanding Subordinate Voting Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Fiscal 2021 Initial Public Offering on the New York Stock Exchange On September 15, 2020, the Company completed an initial public offering on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares. Automatic Conversion of Multiple Voting Shares The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are the Company’s only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company’s restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from the Company’s authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at March 31, 2021, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares. New Issue and Secondary Offering On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Chief Executive Officer) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620,200 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 34

Company amounting to $26,202. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management was also made on the same day for gross proceeds of $56,000, with the underwriting fees relating to their shares being paid by the selling shareholders. Fiscal 2020 On June 26, 2019, a warrant holder was issued 31,647 Subordinate Voting Shares as a result of its net exercise of 37,500 warrants at an exercise price per Subordinate Voting Share of $4.00. On August 12, 2019, another warrant holder was issued 54,604 Subordinate Voting Shares as a result of its net exercise of 61,403 warrants at an exercise price per Subordinate Voting Share of $4.07. On February 27, 2020, the Company completed a new issue and secondary offering ("Bought Deal Offering") on a bought deal basis of its Subordinate Voting Shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The Bought Deal Offering consisted of an aggregate of 7,717,650 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,006,650 additional Subordinate Voting Shares. A total of 4,695,000 Subordinate Voting Shares were issued from treasury for gross consideration of $130,933 for the Company, with share issuance costs for the Company amounting to $5,595. A total of 3,022,650 Subordinate Voting Shares were sold by the selling shareholders for gross consideration of $84,295, with the underwriting fees relating to their shares being paid by the selling shareholders. 23. Income taxes Income tax expense (recovery) includes the following components: 2021 2020 $ $ Current United States 33 44 Europe 140 16 Other (7) (11) 166 49 Deferred Canada (55) (957) United States (61) 77 Europe (3,883) (1,678) Australia (1,963) (632) Other 4 31 (5,958) (3,159) Total income tax recovery (5,792) (3,110) Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 35

The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax expense (recovery) computed by applying Canadian Statutory rates as follows: 2021 2020 $ $ Income tax recovery at the statutory tax rate (34,486) (15,004) Impact of rate differential of foreign jurisdiction 1,570 386 Non-deductible stock-based compensation and related costs 9,257 2,049 Acquisition-related compensation and transaction costs 5,080 3,222 Other non-deductible expenses (credits) and non-taxable amounts 590 431 Changes in unrecognized benefits of deferred tax assets 11,403 3,797 Impact of foreign exchange and other 794 2,009 Total income tax recovery (5,792) (3,110) Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: 2021 2020 Deferred tax assets $ $ Property and equipment 2,115 1,712 Intangible assets — 44 Non-capital losses carried forward 41,308 8,159 Lease liabilities 6,073 3,557 Deferred revenue 1,011 — Interest expenses carried forward 5,188 — Others 2,288 939 Total deferred tax assets 57,983 14,411 Deferred tax liabilities Property and equipment (54) (16) Intangible assets (50,476) (15,447) Lease right-of-use assets (5,000) (3,226) Other (3,639) (2,191) Total deferred tax liabilities (59,169) (20,880) Net deferred tax liabilities (1,186) (6,469) As presented on the consolidated balance sheets: Deferred tax assets 170 109 Deferred tax liabilities (1,356) (6,578) Net deferred tax liabilities (1,186) (6,469) Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 36

2021 Balance as at March 31, 2020 Charged (credited) to consolidated statement of loss Business acquisitions and other Balance as at March 31, 2021 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 1,696 321 44 2,061 Intangible assets (15,403) 7,191 (42,264) (50,476) Lease liabilities 3,557 2,516 — 6,073 Lease right-of-use assets (3,226) (1,774) — (5,000) Non-capital losses carried forward 8,159 (1,290) 34,439 41,308 Deferred revenue — — 1,011 1,011 Interest expenses carried forward — 2,649 2,539 5,188 Other (1,252) (3,655) 3,556 (1,351) Net deferred tax liabilities (6,469) 5,958 (675) (1,186) 2020 Balance as at March 31, 2019 Charged (credited) to consolidate statement of loss Business acquisitions and other Balance as at March 31, 2020 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 926 778 (8) 1,696 Intangible assets (546) 2,461 (17,318) (15,403) Lease liabilities — 2,901 656 3,557 Lease right-of-use assets — (2,587) (639) (3,226) Non-capital losses carried forward 11 1,280 6,868 8,159 Other (911) (1,674) 1,333 (1,252) Net deferred tax liabilities (520) 3,159 (9,108) (6,469) The Company has accumulated other deductible temporary differences of $13,272 (2020 – $2,960) for Canadian tax purposes for which no deferred tax asset is recognized. The Company has accumulated research and development expenditures of $13,508 (2020 – $12,167) for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 37

2021 2020 Year in which the losses begin to expire $ $ Non-capital loss carryforwards Canada 65,452 62,810 2034 Belgium 40,383 31,100 No expiry Netherlands 31,105 20,410 2024 United States 209,422 120 2028 Germany 21,219 15,814 No expiry Switzerland 13,042 8,085 2022 Australia 5,367 1,901 No expiry Total non-capital loss carryforwards 385,990 140,240 The tax benefits of non-capital losses in Canada (with the exception of $2,607 of non-capital losses in Chronogolf), Belgium and Netherlands have not been recognized. There was no change in statutory tax rate for the fiscal year ended March 31, 2021. Government assistance The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2021, the Company recorded a Canadian provision for refundable tax credits of $3,146 (2020 – $2,961). This amount has been recorded as a reduction of research and development and e‑business development expenditures for the year. As at March 31, 2021, the Company has available Canadian federal non-refundable investment tax credits of $2,230 (2020 – $1,924) related to research and development expenditures which may be used to reduce Canadian federal and provincial income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2033. The Company also has a non-refundable e-business tax credit of $2,857 (2020 – $1,844) expiring on various dates starting in 2035. The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements. 24. Commitments Obligations under leases Refer to note 14 for the maturity analysis of lease liabilities as at March 31, 2021. In addition to the obligations under lease liabilities, the Company is subject to short term leases, variable lease payments and leases not yet commenced to which the lessee is committed. The total amount of these payments over the next five years, as at March 31, 2021, is $9,962. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 38

Commitments In addition to the obligations under leases, the Company is subject to various non-cancelable service agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at March 31, 2021, is $22,939. 25. Contingencies and Provisions The Company is in receipt of a claim of alleged infringement of intellectual property. The Company believes that the claim is without merit and no accrual has been made. The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company. Restructuring During the fiscal year ended March 31, 2021, the Company announced a restructuring plan for its operations to realize certain synergies in the combined business pursuant to its recent acquisitions. The restructuring expense consists entirely of costs related to terminations of employment for a total of $1,760. 26. Stock-based compensation (numbers of shares and awards are presented in per share and per award amounts) In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established the 2016 option plan (which was amended in 2019) (the “2016 Legacy Option Plan” and, together with the 2012 Legacy Option Plan, the “Legacy Option Plans”). Employee stock option grants under the Legacy Option Plans generally vest as to 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the Legacy Option Plans were amended such that outstanding options granted thereunder are exercisable for Subordinate Voting Shares and no further awards can be made under the Legacy Option Plans. In connection with the IPO, an omnibus incentive plan (as amended, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Subordinate Voting Shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of Subordinate Voting Shares to a maximum aggregate number of Subordinate Voting Shares equal to 15% of all Subordinate Voting Shares issued and outstanding from time to time on a non-diluted basis (the "Amended and Restated Omnibus Incentive Plan"). On that basis, as at March 31, 2021, the maximum number of Subordinate Voting Shares available under the Amended and Restated Omnibus Plan and the Legacy Option Plans was 19,279,277. In February 2021, the Amended and Restated Omnibus Incentive Plan was updated to amend certain definitions. The Amended and Restated Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Amended and Restated Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Amended and Restated Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 39 thereafter for 36 months until fully vested, are granted with a term of seven years and settled via the issuance of new shares upon exercise. A portion of stock option grants under the Amended and Restated Omnibus Incentive Plan vest as to 20% on the first anniversary, 25% on the second and third anniversaries and 30% on the fourth anniversary of the grant date. Each RSU, DSU and PSU evidences the right to receive one Subordinate Voting Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Amended and Restated Omnibus Incentive Plan generally vest as to 30% on the first anniversary of the grant date and in eight equal quarterly tranches thereafter until fully vested. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board. In connection with the acquisition of ShopKeep, the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Subordinate Voting Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Subordinate Voting Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Subordinate Voting Shares and no further awards can be made under the ShopKeep Plan. The Company has also made grants of stock options and RSUs without shareholder approval in compliance with an allowance under the rules of the Toronto Stock Exchange as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Amended and Restated Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 40

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

The stock option activity and the weighted average exercise price are summarized as follows:

	2021		2020	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year*	7,557,574	15.38	5,986,234	4.40
Granted	2,183,108	41.55	3,476,465	25.13
Assumed through business combination	1,226,214	6.40	—	—
Exercised	(2,951,034)	7.12	(1,469,127)	2.41
Forfeited	(1,219,823)	22.48	(429,266)	10.49
Expired	—	—	(6,732)	18.76
Outstanding – End of year	6,796,039	24.48	7,557,574	13.96
Exercisable – End of year	1,523,685	17.40	1,651,692	4.00

*the 2021 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for this year's foreign exchange rate

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2021 are summarized as follows:

	2021		2021		2021	
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $
Outstanding – Beginning of year	117,769	24.67	7,109	25.66	84,326	24.75
Granted	989,384	45.73	7,642	27.64	66,038	25.09
Released	(36,515)	32.17	—	—	(51,094)	24.97
Forfeited	(130,805)	36.30	—	—	(24,088)	24.75
Outstanding – End of year	939,833	44.93	14,751	26.68	75,182	24.90

41

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2020 are summarized as follows:

	2020		2020		2020	
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $
Outstanding – Beginning of year	—	—	—	—	—	—
Granted	124,162	24.64	7,109	25.66	84,326	24.75
Released	(1,176)	24.11	—	—	—	—
Forfeited	(5,217)	24.11	—	—	—	—
Outstanding – End of year	117,769	24.67	7,109	25.66	84,326	24.75

The fair value of stock options granted to employees was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2021	2020
Expected volatility	45.55%	40.81%
Risk-free interest rate	0.38%	1.27%
Expected option life	4.27 years	4.57 years
Expected dividend yield	0%	0%
Forfeiture rate	28.51%	25.46%

The fair value of stock options, RSUs, DSUs and PSUs granted in 2021 amounted to $79,581 (2020 – $37,689). The initial aggregate fair value of options, RSUs and PSUs forfeited in the fiscal year ended March 31, 2021 amounted to $13,053 (2020 – $1,901). For the fiscal year ended March 31, 2021, stock-based compensation expense of $32,739 (2020 – $8,870) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital. An expense of $1,120 was also booked to account for the stock-based compensation impact from replacement awards issued in connection with the ShopKeep acquisition.

As at March 31, 2021, the total remaining unrecognized stock-based compensation expense amounted to $45,365 (2020 – $16,956), which will be amortized over the weighted average remaining requisite service period of 1.44 years (2020 – 1.73 years).

42

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2021:

	Options outstanding			Options exercisable		
Exercise price	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**
$			**$**			**$**
0.30 to 4.86	1,551,131	4.51	3.95	419,063	3.94	3.09
4.87 to 24.52	1,334,262	5.35	14.22	472,154	5.36	14.77
24.53 to 26.73	1,424,350	5.92	25.82	308,005	5.83	25.53
26.74 to 33.52	1,308,231	5.95	29.54	179,099	5.87	28.73
33.53 to 72.94	1,178,065	6.30	55.88	145,364	5.47	35.96
Total	6,796,039	5.56	24.48	1,523,685	5.13	17.40

The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2020:

	Options outstanding			Options exercisable		
Exercise price	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**
$			**$**			**$**
0.26 to 4.36	975,676	2.87	2.54	846,113	2.72	2.43
4.37 to 4.86	1,879,975	4.98	4.72	483,930	4.90	4.72
4.87 to 16.45	1,328,382	5.58	6.85	321,649	5.60	7.05
16.46 to 23.73	1,261,995	6.41	21.96	—	0.00	—
23.74 to 30.71	2,111,546	6.71	27.17	—	0.00	—
Total	7,557,574	5.54	13.96	1,651,692	3.92	4.00

27. Related party transactions

Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

The executive compensation expense to the top five key management personnel is as follows:

	2021	**2020**
	$	**$**
Short-term employee benefits and other benefits	1,732	1,389
Stock-based payments	4,200	2,812
Total compensation paid to key management personnel	5,932	4,201

43

28. Financial instruments Fair value The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, restricted cash, trade receivables, merchant cash advances, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities. The fair value of contingent consideration and other long-term liabilities approximates their carrying value as at March 31, 2021 and 2020. As at March 31, 2021 and 2020, financial instruments measured at fair value in the consolidated balance sheets were as follows: 2021 2020 Fair value hierarchy Carrying amount Fair value Fair value hierarchy Carrying amount Fair value $ $ $ $ Cash and cash equivalents Level 1 807,150 807,150 Level 1 210,969 210,969 Restricted cash Level 1 9,074 9,074 Level 1 9,532 9,532 Merchant cash advances Level 3 2,309 2,309 — — — Contingent consideration Level 3 0 0 Level 3 0 0 Recurring fair value measurements Contingent consideration On January 7, 2020, the Company acquired Lightspeed POS Germany GmbH (formerly known as Gastrofix GMBH), a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 44

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. As at March 31, 2021, there was no change in the estimated contingent consideration from the time of the acquisition.

Credit and concentration risk

Generally, the carrying amount on the consolidated balance sheet of the Company's financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

The Company's credit risk is primarily attributable to its cash and cash equivalents and trade receivables. The Company does not require a guarantee from its customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to the Company's diverse customer base, there is no particular concentration of credit risk related to the Company's trade receivables. Moreover, trade receivable balances are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount.

The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Company does not hold any collateral as security.

Potential effects from the COVID-19 pandemic on the Company's credit risk have been considered and have resulted in increases to its allowances for ECLs in the fiscal year ended 2021. The Company continues its assessment given the uncertainty of COVID-19's global impact.

The loss allowance as at March 31, 2021 and 2020 was determined as follows:

2021

	Not past due	**0–30**	**30–60**	**60–90**	**90–180**	**180+**
Expected loss rate	3%	14%	41%	55%	63%	67%
Gross carrying amount	9,328	1,087	917	231	1,156	2,758
Loss allowance	280	152	376	127	728	1,856

2020

	Not past due	**0–30**	**30–60**	**60–90**	**90–180**	**180+**
Expected loss rate	4%	17%	45%	63%	74%	83%
Gross carrying amount	2,147	2,264	494	476	591	1,749
Loss allowance	86	385	222	300	437	1,448

45

Changes in the loss allowance were as follows: 2021 2020 $ $ Balance, beginning of year 2,878 1,703 Increase 2,777 2,234 Write-offs (2,136) (1,059) Balance, end of year 3,519 2,878 The details of the Company’s trade receivables are as follows: 2021 2020 $ $ Not past due 9,328 2,147 Past due less than 90 days 2,235 3,234 Past due more than 90 days 3,914 2,340 Total 15,477 7,721 Loss allowance (3,519) (2,878) Balance – End of year 11,958 4,843 Liquidity risk The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Lightspeed POS Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (expressed in thousands of US dollars, except number of shares) 46

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

As at March 31, 2021 and 2020, the maturity analysis of financial liabilities represented the following:

2021

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Other long-term liabilities	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000

2020

	<1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	30,810	—	—	—	30,810
Other long-term liabilities	—	8,198	—	—	8,198
Long-term debt	—	—	30,000	—	30,000

For the maturity analysis of lease liabilities, see note 14 and for commitments, see note 24.

The Company has $807,150 of cash and cash equivalents as well as $25,000 available under the Revolver as at March 31, 2021, demonstrating its liquidity and its ability to cover upcoming financial liabilities.

Currency risk

The Company is exposed to currency risk due to financial instruments denominated in foreign currencies. The following table provides a summary of the Company's exposure to the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the Swiss Franc, expressed in US dollars:

2021	CAD	EUR	GBP	AUD	CHF	Other	Total
	$	$	$	$	$	$	$
Cash and cash equivalents and restricted cash	3,141	15,913	470	958	1,281	368	22,131
Trade and other receivables	5,122	2,740	469	793	694	336	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(750)	(560)	(40,620)
Other long-term liabilities	(1,816)	(622)	(309)	(239)	(36)	(42)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	(517)	—	(19,321)
Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	672	102	(30,720)

47

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

2020	**CAD**	**EUR**	**GBP**	**AUD**	**CHF**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	16,992	14,073	379	569	685	—	32,698
Trade and other receivables	323	3,020	246	441	77	—	4,107
Accounts payable and accrued liabilities	(10,583)	(10,230)	(490)	(3,785)	(481)	—	(25,569)
Other long-term liabilities	—	(7,408)	—	(702)	—	—	(8,110)
Lease liabilities	(10,523)	(4,399)	(347)	(781)	(721)	—	(16,771)
Net financial position exposure	(3,791)	(4,944)	(212)	(4,258)	(440)	—	(13,645)

The table below shows the immediate increase/(decrease) in net loss before tax of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure as at March 31, 2021 and 2020. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	**EUR**	**GBP**	**AUD**	**CHF**	**Other**
	$	**$**	**$**	**$**	**$**	**$**
2021	(590)	(84)	20	(20)	(10)	(8)
2020	(533)	(53)	(2)	(23)	(8)	—

The Company does not enter into arrangements to hedge its currency risk exposure.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Certain of the Company's cash earns interest. The Company's trade receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our Acquisition Facility. The Company is not exposed to material interest rate risk.

Share price risk

Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that the Company is subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding stock-based payment awards at March 31, 2021, the impact on the accrual for social costs of an increase or decrease in the Company's share price of 10% would result in a change of $1,044 as at March 31, 2021.

48

Lightspeed POS Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021 and 2020
(expressed in thousands of US dollars, except number of shares)

29. Capital risk management

The general objectives of the Company to manage its capital reside in the preservation of the Company's ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.

The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.

Refer to note 20 for information on the Company's Credit Facilities.

30. Geographic information

The geographic segmentation of the Company's assets is as follows:

	2021				2020			
	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$
Canada	5,536	10,266	3,563	971,939	5,634	10,084	6,138	146,598
United States	1,083	6,225	184,797	—	58	74	256	—
Germany	312	1,624	25,711	—	215	735	31,614	—
Australia	157	547	11,437	—	192	751	12,488	—
Other	1,254	2,544	8,985	—	1,890	4,313	12,323	—

Geographic sales based on customer location are detailed as follows:

	2021	2020
	$	$
United States	140,856	67,814
Canada	17,636	12,685
Netherlands	15,080	12,716
Australia	13,627	5,489
Other	34,529	21,933

31. Subsequent events

On April 16, 2021, the Company acquired all of the outstanding shares of Vend Limited ("Vend"), a cloud-based retail management software company based in Auckland, New Zealand. The fair value of consideration transferred of $368,079 consisted of $187,993 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.

49

Investor Information

Lightspeed Shares
Lightspeed's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol "LSPD".

Investor Relations
Quarterly and annual reports and other corporate documents are available at: www.investors.lightspeedhq.com, under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Version française
Pour obtenir la version française du rapport financier, s'adresser à gouvernance@lightspeedhq.com.

Transfer Agent and Registrar
AST Trust Company (Canada)
1600-2001 Robert-Bourassa
Montréal, QC, H3A 2A6
https://www.astfinancial.com

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219,
United States

2021 Annual and Special Meeting
The Annual and Special Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, August 5, 2021

Legal Counsel
Stikeman Elliott LLP
Montréal, QC

Corporate Governance
The following documents pertaining to Lightspeed's corporate governance practices may be accessed either from Lightspeed's website (www.investors.lightspeedhq.com) or by request from the Corporate Secretary:

- Board and Board Committee Charters
- Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer
- Code of Business Conduct and Ethics
- Whistleblowing Policy

Auditors
PricewaterhouseCoopers LLP, Chartered Professional Accountants
Montreal, Québec

Board & Committee Composition

	Board	Audit Committee	Compensation, Nominating, & Governance Committee	Risk Committee
Patrick Pichette Chairman of the Board General Partner at iNovia Capital	Chair	Member		
Dax Dasilva Chief Executive Officer	Member			
Jean Paul Chauvet President	Member			
Manon Brouillette Director	Member			Member
Marie-Josée Lamothe Director Founder and President of Tandem International	Member		Chair	Member
Paul McFeeters Director	Member	Chair		Member
Merline Saintil Director	Member		Member	Chair
Rob Williams Director	Member	Member	Member	

Chair = Board/Committee Chair; Member = Board/Committee Member

700 St-Antoine Est, Suite 300 Montreal, Quebec, Canada H2Y1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com